UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2022
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant

files or will file annual reports

under cover of Form 20-F or Form

40-F.

Form 20-F
☒

Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an
attached annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish

a report or
other document that the registrant foreign

private issuer must furnish

and make public under the laws of the

jurisdiction in
which the registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”),

or under the rules of the
home country exchange on which the registrant’s securities

are traded, as long as the report or other

document is not a press
release, is not required to be and has

not been distributed to the registrant’s security holders,

and, if discussing a material

event,
has already been the subject of a Form

6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether the registrant

by furnishing the information

contained in this Form is also thereby

furnishing
the information to the Commission

pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.

Yes
⬜

No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated

July 21, 2022 titled “Q2

2022 results”.
2. Q2 2022 Financial Information.
3.
Announcements regarding transactions

in ABB Ltd’s Securities made by the directors or the members of the
Executive Committee.
The information provided by Item 2

above is hereby incorporated by reference

into the Registration Statements on

Form F-3 of
ABB Ltd and ABB Finance (USA) Inc. (File

Nos. 333-223907 and 333-223907-01)

and registration statements on Form

S-8
(File Nos. 333-190180, 333-181583,

333-179472, 333-171971 and

333-129271) each of which was previously

filed with the
Securities and Exchange Commission.
2

—
“I am pleased with our performance and thatwe

have taken yet another step toward our
long-term margin target. I am also delighted that we are moving ahead with the spin-off of
Accelleron and its planned listing in Switzerland.”
Björn Rosengren , CEO
—
ZURICH, SWITZERLAND, JULY 21, 2022
Q2 2022 results
Strong demand and good

operational performance

●

Orders $8.8 billion,

+10%; comparable
1

+20%

●

Revenues $7.3 billion,

-3%; comparable +6%

●

Income from operations

$587 million; margin 8.1%

●

Operational EBITA
1

$1,136 million;

margin
1

15.5%
●

Basic EPS $0.20; -47%
2
●

Cash flow from operating

activities $382 million
Ad hoc Announcement pursuant to Art.

53 Listing Rules of SIX Swiss Exchange
—
Q2 2022
First six months
Press Release
KEY FIGURES
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2022 Q2 2021 US$ Comparable
1
H1 2022 H1 2021 US$ Comparable
1
Orders 8,807 7,989 10% 20% 18,180 15,745 15% 24%
Revenues 7,251 7,449 -3% 6% 14,216 14,350 -1% 7%
Gross Profit 2,290 2,508 -9% 4,571 4,776 -4%
as % of revenues
31.6% 33.7% -2.1 pts 32.2% 33.3% -1.1 pts
Income from operations 587 1,094 -46% 1,444 1,891 -24%
Operational EBITA
1
1,136 1,113 2% 9%

3
2,133 2,072 3% 9%

3
as % of operational revenues
1
15.5% 15.0% +0.5 pts 14.9% 14.4% +0.5 pts
Income from continuing operations, net of tax 406 789 -49% 1,049 1,340 -22%
Net income attributable to ABB 379 752 -50% 983 1,254 -22%
Basic earnings per share ($)

0.20 0.37 -47%
2
0.51 0.62 -18%
2
Cash flow from operating activities
4
382 663 -42% (191) 1,206 n.a.
Cash flow from operating activities in continuing
operations 385 663 -42% (179) 1,186 -115%
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached

Q2 2022 Financial Information.
2
EPS growth rates are computed using unrounded amounts.

3
Constant currency (not adjusted for portfolio

changes).
4
Amount represents total for both continuing and

discontinued operations.

ABB

INTERIM

REPORT
I
Q2

2022

2
Overall, I am pleased

with how the teams delivered

strong order
growth as well as a

margin in line with our long-term

target. This
was achieved despite

the pressure from a tight

supply chain,
Covid-enforced lockdowns

in China and the inflationary
environment. Cash

flow came in higher than

in the first quarter,
and I expect a good

momentum in the second

half of the year.

We achieved a

strong order growth of 10

%

(20%

comparable)
and we saw a positive

development in all

major customer
segments. While changes

in exchange rates weighed

on the total,
comparable orders

increased at a double-digit

rate in all regions.
With all business areas

in double-digit growth,

order intake
amounted to $8,807

million and a record-high order

backlog of
$19.5 billion.
In total, revenues declined

by 3% (up 6% comparable)

,

year-on-
year.

Negative impact from change

s

in exchange rates and
portfolio changes outweighed

the positives of strong price
execution and increased

volumes, with the latter

somewhat held
back by the strained supply

chain. Comparable revenues
increased in all business

areas except for Robotics

& Discrete
Automation which together

with the Distribution Solutions

division
in Electrification, are

where customer deliveries

were materially
slowed by component

shortages. Overall, the supply

chain
constraints slightly

eased compared with the

previous quarter,
however we saw temporary

pressure on customer deliveries

in
China where lockdowns

slowed down logistics somewhat

more
than expected.

We anticipate further easing

of component supply
in the coming quarters.
I am pleased that we

managed to improve

the Operational
EBITA margin

to 15.5%. Notably,

our teams successfully

offset
inflationary effects

such as input costs and

freight through
strong pricing execution

and higher volumes.

Process
Automation noted a

sharp 180 basis point improvement

to its
margin, year-on-year

.

I am also pleased with the

performance
levels

in Electrification and Motion,

although margins declined
from last year’s high levels

.

Robotics & Discrete Automation

is
the area with operational

underperformance,

triggered by
customer deliveries

materially hampered by

lockdowns in China
and semiconductor

shortages. Additionally,

results were
supported by lower

than anticipated costs in

Corporate and
Other including a positive

margin impact of approximately

60
basis points related

to the exit of a legacy project

and a real
estate sale which came

through sooner than expected.
Looking at Income

from operations,

it included items impacting
comparability of

approximately $250 million.
These include the earlier

mentioned

charge of $195 million
triggered by us exiting

the largest legacy project

exposure in non-
core operations,

namely the full-train retrofit

business.

It also
includes the financial

impact of our decision

to exit the Russian
market, triggered by

the ongoing war in Ukraine

and impact of
related international

sanctions.

We have started the

process of
winding down the remaining

activities in Russia.

This triggered a
charge of $57 million

,

of which $23 million will

impact cash flow in
the third quarter.

The balance sheet

is robust,

although year-on-year the cash

flow
from operating activities

in continuing operations declined

to $385
million,

mainly on a higher build-up

of net working capital. That
said, we have continued

to execute on our share buyback
program, and just after

the close of the second

quarter we
successfully delivered

on our promise to return

to shareholders
the remaining $1.2

billion - out of the total of

$7.8 billion - from the
Power Grids proceeds.

We will now continue with

the execution of
our ongoing buyback

program of up to $3 billion.
On the back of the

volatile financial markets,

we decided to

postpone the planned

IPO of our E-mobility

business. We will
monitor the market

conditions and are fully

committed to proceed
with a listing on the

SIX Swiss Exchange as and

when market
conditions are constructive.

Meanwhile, building on

the earlier
seed stage investment

three years ago, the E-mobility

team has
agreed to acquire a

controlling interest in

Numocity,

a leading
digital platform for EV charging

in India. This deal

allows

E-
mobility to leverage

on the regional opportunity

from increasing
demand for charging

solutions for two and

three-wheelers, cars
and light commercial

vehicles. After the close

of the second
quarter,

we decided to spin off

the Accelleron business
(Turbocharging)

with a planned listing

on SIX Swiss Exchange

on
October 3, subject

to approval by the Extraordinary

General
Meeting. I am pleased

about this as it allows for

shareholders to
realize the full value

of Accelleron while allowing

ABB to focus on
its core areas of electrification

and automation.

Björn Rosengren
CEO
In the third quarter of 2022 , we anticipate double-digit
comparable revenue

growth and the Operational

EBITA margin
to sequentially improve,

excluding the 60 basis

points positive
impact from special

items in the second quarter.

In full-year 2022
, we expect a steady margin

improvement
towards the 2023 target

of at least 15%, supported

by
increased efficiency

as we fully incorporate the

decentralized
operating model and performance

culture in all our divisions.
Furthermore, we expect

support from a positive

market
momentum and our

strong order backlog.

CEO summary
Outlook

ABB

INTERIM

REPORT
I
Q2

2022

3
Demand was strong across

all customer segments and

all
business areas reported

double-digit order growth

in the second
quarter,

supported by virtually all divisions.

Demand remained
strong throughout the

period.

Service-related orders

increased
by 4% (12%

comparable). In total,

high demand more than
offset the adverse

impact from changes

in exchange rates and
order intake improved

by 10% (20% comparable)

to $8,807
million.
The positive development

was very strong in the segments

of
machine building, food

& beverage and in general

industries as
well as in the automotive

segment due to accelerating
investments in the

EV segment.
In transport and infrastructure,

the order development was
strong in the renewables

and e-mobility business

es. In the
buildings segment there

was a positive development

in both the
non-residential and residential

areas, although some softness

in
residential building

in China was noted. In the

marine segment
a positive development

was noted for cruising as

well as
general marine & port

demand.

The process-related business

improved across the customer
segments.
Customer activity was

strong across the regions

but changes

in
exchange rates weighed

on reported order intake.

Europe was
stable at 0% (15%

comparable). The Americas

improved by
23%

(33% comparable), supported

by a stellar 21% (32%
comparable) in the

United States. In Asia, Middle

East and
Africa orders increased

by 9% (15% comparable),

including an
increase in China of

7% (10%

comparable).
Revenues were adversely

impacted by changes

in exchange
rates which more than

offset benefits from

a strong price
development and slightly

higher volumes. While

component
constraints eased somewhat

,

mainly semiconductors,

they still
impacted customer

deliveries, above all noticeable

in Robotics
& Discrete Automation

and in the Distribution Solutions

division
in Electrification.

An added challenge to customer

deliveries
stemmed from the

Covid-related lockdowns

in China which in
addition to forcing Robotics

to close its Shanghai production

for
five weeks followed

by a gradual re-opening, also

triggered a
general slow-down

of local logistics for part

of the quarter.

In
total, the revenue decline

in Robotics & Discrete

Automation
was however more

than offset by strong comparable
improvements in the other

business areas. In total,

ABB Group
revenues declined

by -3% (up 6% comparable)

and amounted
to $7,251 million.
Orders and revenues

Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q2 2022 Q2 2021 US$ Comparable
Europe 2,958 2,954 0% 15%
The Americas 3,050 2,473 23% 33%
Asia, Middle East
and Africa
2,799 2,562 9% 15%
ABB Group 8,807 7,989 10% 20%
Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 20% 6%
FX -7% -7%
Portfolio changes -3% -2%
Total 10% -3%
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q2 2022 Q2 2021 US$ Comparable
Europe 2,508 2,697 -7% 7%
The Americas 2,397 2,284 5% 14%
Asia, Middle East
and Africa
2,346 2,468 -5% 0%
ABB Group 7,251 7,449 -3% 6%

ABB

INTERIM

REPORT
I
Q2

2022

4
Gross profit
Gross profit decreased

by 9% to $2,290 million,

primarily due to
changes

in exchange rates. Gross

margin was 31.6%, a decline

of
210 basis points

from last year’s very high level

driven primarily by
mark to market losses

on commodity derivatives

as well as under-
absorption of fixed

costs in Robotics & Discrete

Automation.

Income from operations
Income from operations

amounted to $587 million,

declining by
$507 million,

or 46%. The decline was

primarily related to

charges
totaling approximately

$250 million triggered by

the exit of a legacy
project in non-core

operations and the decision

to exit Russian
operations.

Additional adverse impact

related to changes

in
exchange rates,

commodity timing differences

and significantly less
support from fair value

adjustments of equity investments

.

Operational EBITA
Operational EBITA

of $1,136

million was 2% higher (9% constant
currency) year-on-year,

as contribution from operational
performance

offset the adverse

impact from mainly changes

in
exchange rates and

portfolio changes.

The Operational

EBITA margin increased

by 50 basis points

to
15.5% despite year-on-year

headwind from less support

from raw
material hedges,

mainly in Electrification. A positive

contribution
stemmed from operations

successfully offsetting

inflationary effects
such as input costs

and freight with impacts

from strong pricing
execution and slightly

higher volumes. Additional

support was due
to the lower than anticipated

costs in Corporate

and Other which
was up by $79 million

to -$13

million including a positive

margin
impact of approximately

60 basis points related

to the exit of a
legacy project and

a real estate sale. Operational

EBITA margin for
the second quarter

last year was 15.0%,

including 20 basis points
from the now divested

Mechanical Power Transmission

business.
Net finance expenses
Net finance expenses

remained stable at $20

million compared with
$21 million a year ago,

primarily reflecting lower

interest charges on
borrowings and lower

interest on tax risks offset

by certain fair
value adjustments

on investments.

Income tax
Income tax expense

was $193

million with an effective

tax rate of
32.2%, including a 7.

2% adverse tax impact

from the non-
deductibility of certain

non-operational charges.

Net income and earnings

per share
Net income attributable

to ABB was $379 million and

decreased by
50%

from last year,

with the decline primarily

related to the lower
Income from operations

.

Basic earnings per

share was $0.20, and declined

from $0.37,

year-
on-year, adversely

impacted by charges

mainly related to the exit of
the legacy full-train

retrofit project and the decision

to wind-down
operations in Russia,

but also by commodity timing

differences.
Earnings

ABB

INTERIM

REPORT
I
Q2

2022

5
Net working capital
Net working capital

amounted to $3,663 million,

increasing
both year-on-year from

$3,251 million and sequentially

from
$3,461 million.

The sequential increase

was driven primarily
by inventories to support

future deliveries to

help meet the
strong market dem

and, as well as receivables

.

Net working
capital as a percentage

of revenues
1

was 12.8%.
Capital expenditures
Purchases of property,

plant and equipment and

intangible
assets amounted to

$151 million.

Net debt
Net debt
1

amounted to $4,235 million

at the end of the
quarter,

and increased from $2,259

million, year-on-year.
Sequentially,

it increased from $2,772

million,

mainly due to
paid dividend and share

buybacks.
Cash flows
Cash flow from operating

activities in continuing operations
was $385

million and declined year

-on-year from
$663 million. The year

-on-year decline was

driven by a
higher build-up of trade

net working capital, mainly

related
to inventories to

support future deliveries and

payables.
ABB expects a solid cash

flow delivery in 2022.

Share buyback program
ABB launched a new

share buyback program

of up to $3 billion
on April 1. As part of

this program, ABB completed

just after the
close of the second

quarter, the

return to its shareholders

of the
remaining $1.2 billion

out of the $7.8 billion

of cash proceeds
from the Power Grids

divestment. During the

second quarter,
33,852,000 shares

were repurchased on

the second trading line
for the amount of approximately

$1,016 million. The total
number of ABB Ltd’s

issued shares is 1,964,745,075

,

after the
cancellation of 88,403,189

shares in June, as approved

at
ABB's 2022 AGM.
($ millions,

unless otherwise indicated)
Jun. 30
2022
Jun. 30
2021
Dec. 31
2021
Short term debt and current
maturities of long-term debt
2,830

2,117
1,384

Long-term debt
5,086

4,375
4,177

Total debt
7,916

6,492
5,561

Cash & equivalents
2,412

2,860
4,159

Restricted cash - current
23

71
30

Marketable securities and

short-term investments
945

1,002
1,170

Restricted cash - non-current
301

300
300

Cash and marketable securities
3,681

4,233
5,659

Net debt (cash)*
4,235

2,259 (98)
Net debt (cash)* to EBITDA ratio
0.7

0.7 (0.01)
Net debt (cash)* to Equity ratio
0.34

0.16 (0.01)
*
At Jun. 30, 2022, Jun. 30, 2021 and Dec. 31, 2021,

net debt(cash) excludes net pension
(assets)/liabilities of $(72) million, $633 million and $45

million, respectively.
Balance sheet & Cash flow

ABB

INTERIM

REPORT
I
Q2

2022

6
Orders and revenues
Order intake was strong

with a stable trend

throughout the
quarter except for some

temporary weakness in

China which
recovered towards

the end of the second

quarter. Order
intake amounted

to $4,037

million, improving by 9% (16%
comparable), year-on-year.

The order backlog extended

to a
record level of $6.7

billion.
●
Customer activity was

strong in most segments

with
softness noted only

in the residential construction

-related
segment in China.
●
Orders in the Asia,

Middle East and Africa region

improved
by 1% (7% comparable),

weighed down by China which
declined by 7% (5% comparable).

China came off from

the
high comparable last year

on lower demand in the
residential construction

segment, but also by a

temporary
general dampening of

customer activity during

the Covid-
related lockdowns

that started in April. A recovery

was
noted during the

quarter as restrictions progressively
eased. In Europe customer

activity was strong across

the
major countries, however

changes

in exchange rates
weighed on the total

which was down by 4% (up 10%
comparable).

The Americas improved

sharply by 29%

(30%
comparable).
●
Revenues improved

by 4% (10% comparable)

to
$3,531 million

with strong pricing execution

as the main
driver of comparable

revenue growth. Double

-digit growth
in comparable revenues

was reported in the Americas

and
Europe, while Asia,

Middle East and Africa

increased at a
mid-single digit rate.

In contrast to the other

divisions,
volume growth was

negative in Distribution

Solutions which
was held back by supply

constraints mainly

related to
semiconductors.

Additional challenges stemmed

from the
lockdowns in China

which slowed down local logistics,
although it gradually

improved

as the quarter progressed.

Profit
Operational EBITA

was $599 million, remaining

stable as a
reported headline number

but improving by 9% in constant
currency.

Operational EBITA

margin declined

by 50 basis
points to 16.9%.
●
Under-absorption of

fixed costs in the large

Distribution
Solutions

division triggered by component

shortages that
hampered customer deliveries

was the primary driver for
the business area’s

margin decline.

—
Electrification
Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 16% 10%
FX -7% -6%
Portfolio changes 0% 0%
Total 9% 4%
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2022 Q2 2021 US$ Comparable H1 2022 H1 2021 US$ Comparable
Orders 4,037 3,693 9% 16% 8,434 7,224 17% 22%
Order backlog 6,706 5,029 33% 42% 6,706 5,029 33% 42%
Revenues 3,531 3,406 4% 10% 6,858 6,546 5% 10%
Operational EBITA 599 592 1% 1,109 1,103 1%
as % of operational revenues
16.9% 17.4% -0.5 pts 16.1% 16.8% -0.7 pts
Cash flow from operating activities 393 511 -23% 432 830 -48%
No. of employees (FTE equiv.) 51,600 51,700 0%

ABB

INTERIM

REPORT
I
Q2

2022

7
Orders and revenues
The second quarter

was another +$2 billion

quarter with
orders up by 7% (26%

comparable) to $2,079 million,
despite the adverse

impacts

from portfolio changes and
changes

in exchange rates. Both base

orders and large
orders increased year-on

-year.
●
Strong demand was seen

in all the customer segments
for the electrical

motors, drives and service

offerings and
all divisions reported

double-digit order growth.
●
Demand was strong in

all

major regions, although
reported order growth

was hampered by changes

in
exchange rates and

portfolio changes. Orders

increased
in Europe by 1% (17%

comparable) and by 17%

(24%
comparable) in Asia,

Middle East and Africa with no
material impact on

customer order patterns

from the
Covid-related lockdowns.

The Americas reported

orders
up by 3% (38% comparable)

reflecting the divestment

of
Mechanical Power

Transmission (Dodge).
●
The divestment of Dodge

and changes

in exchange rates
weighed on reported revenue

growth which decreased
by 12% (up 3% comparable).

Strong price execution
drove comparable growth,

but volumes were hampered
by the lockdowns in

China which slowed down

local
logistics.

That said, a gradual easing was

noted as the
quarter progressed.

The order backlog expanded

to
record-high $4.6 billion.
Profit
Operational EBITA

amounted to $266

million and declined
from last year due to

adverse impacts from

low volumes,
portfolio changes and

changes in exchange

rates.
Operational EBITA

margin was 16.4%,

with about half of the
130 basis points year

-on-year decline relating to

the
divestment of the

Dodge business.
●
Strong pricing execution

offset the increased

costs
related to such as commodities

and freight.

●
The Covid-related lockdowns

in China hampered
customer and supplier

deliveries and triggered

under-
absorption of fixed

costs.

●
In addition, there

was an adverse divisional

mix in
revenues.
—
Motion
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2022 Q2 2021 US$ Comparable H1 2022 H1 2021 US$ Comparable
Orders 2,079 1,947 7% 26% 4,281 3,864 11% 29%
Order backlog 4,568 3,558 28% 43% 4,568 3,558 28% 43%
Revenues 1,626 1,850 -12% 3% 3,198 3,517 -9% 6%
Operational EBITA 266 325 -18% 540 614 -12%
as % of operational revenues
16.4% 17.7% -1.3 pts 16.9% 17.4% -0.5 pts
Cash flow from operating activities 241 223 8% 239 547 -56%
No. of employees (FTE equiv.) 20,800 21,500 -3%
Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 26% 3%
FX -7% -6%
Portfolio changes -12% -9%
Total 7% -12%

ABB

INTERIM

REPORT
I
Q2

2022

8
Orders and revenues
Customer demand

was strong across the segments

which
resulted in an order

growth of 17% (25% comparable),
although the headline

number was weighed

down by
changes

in exchange rates. Strong

demand was noted for
the product, system

s

and service businesses.
●
Double-digit order increases

were reported for all of the
divisions, supported

by base orders but also by

a higher
contribution from large

orders, year-on-year.
●
Demand was strong across

all customer segments,

with a
particularly strong development

in the metals & mining
and marine segment.

High customer activity

in the oil &
gas segment included

also the LNG business.

While
hydrogen is still a small

part of the business, customer
interest was high. Service

orders increased by 4%

(12%
comparable).
●
All regions improved,

and comparable order

intake
increased at a double

-digit rate. Europe was

up by 8%
(22%

comparable) and the

Americas by 53%

(55%

comparable). Asia,

Middle East and Africa was up
by 4% (11%

comparable).
●
Revenues declined

by 1% (up 7% comparable)

adversely
impacted by change

s

in exchange rates which

more than
offset the positive

impact of increased volumes

and
positive pricing. All

divisions contributed to

comparable
revenue growth.
Profit
Most divisions reported

double-digit Operational

EBITA
margin with both profit

and profitability improvements

,

year-
on-year.

Operational EBITA increased

by 17%
(28% constant currency)

,

to $224 million, and the
Operational EBITA

margin improved by

180 basis points to
14.3%.
●
Performance improvements

were driven by higher
volumes and efficiency

measures,

which more than offset
cost inflation mainly

in electrical components,

and freight
as well as a slight negative

divisional mix.

—
Process Automation
Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 25% 7%
FX -8% -8%
Portfolio changes 0% 0%
Total 17% -1%
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2022 Q2 2021 US$ Comparable H1 2022 H1 2021 US$ Comparable
Orders 1,819 1,555 17% 25% 3,511 3,211 9% 15%
Order backlog 6,170 5,980 3% 12% 6,170 5,980 3% 12%
Revenues 1,529 1,540 -1% 7% 3,035 2,947 3% 9%
Operational EBITA 224 192 17% 420 347 21%
as % of operational revenues
14.3% 12.5% +1.8 pts 13.7% 11.8% +1.9 pts
Cash flow from operating activities 193 228 -15% 253 461 -45%
No. of employees (FTE equiv.) 22,200 21,900 2%

ABB

INTERIM

REPORT
I
Q2

2022

9
Orders and revenues
On high customer demand

,

order intake improved

by 15% (23%
comparable) to $1,109

million.

However,

revenues were
significantly hampered

by both general supply

chain constraints
as well as Covid-related

lockdowns in China.

Consequently,

the
order backlog reached

a record-high level of $2.7

billion.
Semiconductor constraints

are expected to ease

in the third
quarter.
●
Both divisions noted strong

momentum and reported

double-
digit rates

in order growth. Demand

was stable throughout
the quarter.
●
Customer activity increased

in all segments with particularly
strong momentum

in general industry as

well as automotive
which was supported

by a strong development

in EV
investments in China.
●
Order momentum was

very strong in Europe at

9%
(22%

comparable) and Asia,

Middle East and Africa at

30%
(36%

comparable),

including orders in China

which improved
by 40%

(43%

comparable). The Americas

declined by 3%
(3% comparable) from

a high comparable last year

due to
large orders received.
●
Revenues declined

by 12% (5% comparable)

adversely
impacted by change

s

in exchange rates.

While price
increases supported comparable

growth, volumes declined

in
both divisions.

This was triggered by customer

deliveries
being adversely impacted

by the shortages in the

supply of
semiconductors

and the production halt

in the Robotics
division’s Shanghai

factory due to enforced

Covid-related
lockdowns.

As an additional challenge,

the lockdowns
triggered a general

slowdown in local logistics

in the
beginning of the second

quarter. After approximately

five
week’s shutdown,

production in the Shanghai

plant gradually
increased and ran

at close to full capacity

at the end of the
quarter.
Profit
Both profit and profitability

declined year-on-year due

to low
volumes and cost inflation

linked to the tight supply

chain.
Operational EBITA

declined by

38% with a margin
deterioration of

330 basis

points.
●
In total, the decline

in volumes triggered under-absorption
of fixed costs,

which combined with

cost inflation related
to freight and input

costs more than offset

the contribution
from cost measures and

positive price execution,

year-
on-year.
—
Robotics & Discrete Automation
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q2 2022 Q2 2021 US$ Comparable H1 2022 H1 2021 US$ Comparable
Orders 1,109 968 15% 23% 2,417 1,809 34% 40%
Order backlog 2,728 1,501 82% 97% 2,728 1,501 82% 97%
Revenues 732 832 -12% -5% 1,462 1,685 -13% -9%
Operational EBITA 60 96 -38% 109 201 -46%
as % of operational revenues
8.2% 11.5% -3.3 pts 7.4% 11.9% -4.5 pts
Cash flow from operating activities 56 78 -28% 27 189 -86%
No. of employees (FTE equiv.) 10,800 10,300 5%
Growth
Q2 Q2
Change year-on-year Orders Revenues
Comparable 23% -5%
FX -9% -7%
Portfolio changes 1% 0%
Total 15% -12%

ABB

INTERIM

REPORT
I
Q2

2022
10
Quarterly highlights
●
Microsoft has joined

ABB’s Energy Efficiency

Movement.
Launched in March

2021 by ABB, the
#energyefficiencymovement

is a multi-stakeholder
initiative to raise awareness

and spur action to reduce
energy consumption and

carbon emissions to combat
climate change. Other

members include Deutsche

Post
DHL Group and Alfa Laval.

●
ABB has been assigned

by EPC contractor Aker

Solutions,
a leader in sustainable

energy solutions, to deliver

the main
electrical, automation

and safety systems for

Norway’s
Northern Lights project.

A joint venture between

Equinor,
Shell and TotalEnergies,

Northern Lights is the first
industrial carbon capture

and storage project to

develop an
open and flexible infrastructure

to safely store CO2 from
industries across

Europe.
●
ABB E-mobility has

signed a new global framework
agreement with Shell

to supply ABB’s end-to-end

portfolio
of AC and DC charging

stations. The portfolio

ranges
from the AC wallbox

for home, work or retail installations
to the Terra

360 which is ideal for refueling

stations,
urban charging stations,

retail parking and fleet
applications.
●
ABB celebrated this

year’s Pride Month in June

with a
clear focus on what

can be done on an individual

level to
support the LGBTQ+ community

and make the workplace
more inclusive. Since

last year,

the number of “Allies” in
LGBTQ+ Employee

Resource Groups across

ABB more
than doubled, now

having about 900 members.
●
From June 19-24, the Special

Olympics National

Summer
Games took place

in Berlin. Around 4,000

athletes
competed in 20 sport

disciplines, including

basketball,
beach volleyball, handball,

table tennis and triathlon,

at
the National Games –

and were supported and

cheered
on by about 100

volunteers from ABB. They submitted
time-off or vacation

to actively participate in

the largest
inclusive sports event

in Germany this year.
Story of the quarter
ABB has launched

a product label called
EcoSolutions™ targeting

its customers with full
transparency on

the circularity value and environmental
impact of ABB products

across all business areas.

By
scanning the QR code

on the EcoSolutions label

or by
visiting the product

page, customers can easily

have this
information at hand.

For customers, the ABB EcoSolutions
label is an assurance

that, where relevant, the

product they
are buying is designed

to last and has been

manufactured
with the maximum

amount of sustainably sourced

raw
materials; made

with processes that are designed

to avoid
waste and maximize

the use of sustainable

packaging
materials; designed

to increase resource and process
efficiency while

in use, be upgradable and

optimize the
lifetime of equipment

and facilities; supported

by take-back
services leading to

refurbishment, re-use or

recycling of
products and components,

and is accompanied by
instructions for responsible

end-of-life treatment.
Q2 outcome
●
22% reduction of CO
₂

emissions in own operations year

-on-year
due to increased use of renewable

energy and energy efficient
projects on sites.
●
21% year-on-year increase

in LTIFR due

to a slight increase in
absolute incidents as well as fewer

hours booked during the
second quarter.
●
2.9%-points increase in number of women

in senior
management versus the prior

year continued to be supported

by
targeted initiatives across all business

areas.
—
Sustainability
Q2 2022 Q2 2021 CHANGE 12M ROLLING
CO2e own operations emissions,

kt scope 1 and 2
1
89 114 -22% 376
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
0.17 0.14 21% 0.16
Share of females in senior management
positions, %
16.8 13.9 +2.9 pts 16.3
1 CO
₂

equivalent emissions from site, energy use and

fleet, previous quarter

ABB

INTERIM

REPORT
I
Q2

2022

11
During Q2 2022
●
On May 25, ABB announced

that its E-mobility division
had

agreed to acquire a controlling

stake in Numocity,

a
leading digital platform

for electric vehicle charging

in
India. ABB will increase

its shareholding to a controlling
majority of 72 percent

and has the right to become

sole
owner by 2026. The

transaction is part of ABB E-
mobility’s overall

growth strategy and will significantly
improve its position

across India, as well as

South

East
Asia and the Middle

East – target regions for

Numocity
given increasing demand

for charging solutions

for two
and three-wheelers,

cars and light commercial

vehicles.
●
On June 20, ABB announced

that it had decided

to
postpone its planned

IPO of the E-mobility business.

The
listing of the business

remains an important

part of ABB’s
strategy.

However, recent

market conditions made

it
challenging to proceed

with a planned share

offering in
the second quarter

of 2022. Consequently,

ABB is
monitoring market

conditions and is fully committed

to
proceed with a listing

of the business on

the SIX Swiss
Exchange as and when

market conditions are
constructive.
After the second quarter
On July 20, ABB announced

that it will spin off Accelleron
and list the company

on SIX Swiss Exchange,

assuming
shareholders approval

at the ABB Extraordinary

General
Meeting planned

for
September 7, 2022.

ABB shareholders would receive

1
Accelleron share for every

20 ABB shares held.

Planned
date for listing is

October 3, 2022. Accelleron

develops,
produces and services

turbochargers and large
turbocharging components

for engines, which enhance
propulsion and increase

fuel efficiency while

reducing
emissions. Its leading

products support clients

in sectors
such as marine, energy

and rail, helping to provide
sustainable and

reliable power and highest efficiencies.
Accelleron’s potential

is driven by its position,

built on its
very

long track record, as a global

market leader in
heavy-duty turbocharging

for mission-critical applicati

ons.
●
On July 21, ABB announced

it has decided to exit the
Russian market and started

the process to wind down

its
remaining activities

there. The financial impact

of this
decision amounted

to $57

million in the second quarter,

of
which $23 million will

impact cash flow in the

third quarter.
After Q2 2022
In the first six months

of 2022, demand for ABB’s
products increased

strongly year-on-year,

supported by
most customer segments.

Orders amounted to
$18,180 million and

improved by 15%

(24%

comparable)
and revenues amounted

to $14,216 million down by

-1%
(up 7% comparable),

implying a book-to-bill

of 1.28. In the
period demand increased

in both the product and

the
service business. Changes

in exchange rates had a
negative impact

on order intake and revenues

.

Income from operations

amounted to $1,444

million down
from $1,891 million

in the year-earlier period. Results
included

restructuring activities progressing

according to
plan with restructuring

and restructuring-related

expenses of
$280 million. This include

d

a project charge amounting

to
$195 million triggered

by the exit of the largest

legacy
project exposure

in non-core operations.
Operational EBITA

improved by 3%

year on year to
$2,133 million and

the Operational EBITA

margin increased
by 50 basis points to

14.9%. Performance was

driven by the
impacts from strong pricing

execution and higher

volumes
offsetting inflationary

impacts in for example

input costs
and freight, but not

offsetting the adverse

year-on-year
impact related to the commodity

hedges which supported
last year’s period.
Selling, general and

administrative (SG&A) expenses
decreased -1% in line

with revenues.

The ratio in relation to
revenues therefore

remained stable at 18.0%.

Corporate
and Other Operational

EBITA improved

by $148 million
to -$45 million. The

net finance expenses amounted

to
$29 million.
Income tax expense

was $434 million with a

tax rate of
29.3%.
Net income attributable

to ABB was $983 million and
decreased by -22%. Basic

earnings per share was

$0.51 and
decreased by -18%.
Significant events
First six months 2022

ABB

INTERIM

REPORT
I
Q2

2022
12
1
Excludes one project estimated to a total of ~$100

million, that is ongoing in the non-core business. Exact

exit timing is difficult to assess due to legal proceedings

etc.
2
Includes restructuring-related expenses of $195 million

from the exit of the full train retrofit business

as well as $57 million respectively from the exit of the

Russian market in Q2 2022.
3
Costs relating to the announced exits and the

potential E-mobility listing.
4 Excluding share of net income from JV.
5
Excluding impact of acquisitions or divestments or

any significant non-operational items.
($ in millions, unless otherwise stated) FY 2022 Q3 2022
Net finance expenses
~(100) ~(30)
unchanged
Non-operational pension
(cost) / credit
~120 ~30
from ~(140)
Effective tax rate
~25%

5
~25%

5
unchanged
Capital Expenditures
~(750) ~(200)
unchanged
($ in millions, unless otherwise stated) FY 2022
1
Q3 2022
Corporate and Other Operational costs
~(200) ~(80)
from ~(300)
Non-operating items
Acquisition-related amortization
~(230) ~(55)
unchanged
Restructuring and restructuring related
~(100)+(252)
2
~(35)
2
from ~(130)
Separation costs
3
~(180) ~(50)
unchanged
ABB Way transformation
~(150) ~(40)
unchanged
Certain other income and expenses
related to PG divestment
4
~(25) -
unchanged
Additional 2022 guidance
Note: comparable growth calculation includes acquisitions

and divestments with revenues of greater than $50

million.
1
Represents the estimated annual revenues for the

period prior to the announcement of the respective acquisition/divestment.
Divestments
Company/unit Closing date Revenues, $ million
1
No. of employees
2021
Motion Mechanical Power Transmission 1-Nov 645 1,500
Acquisitions
Company/unit Closing date Revenues, $ million
1
No. of employees
2022
Electrification InCharge Energy, Inc (majority stake) 26-Jan 16 40
2021
Electrification Enervalis (majority stake) 26-Apr 1 22
Robotics & Discrete Automation ASTI Mobile Robotics Group 2-Aug 36 300
Additional figures
ABB Group Q1 2021 Q2 2021 Q3 2021 Q4 2021 FY 2021 Q1 2022 Q2 2022
EBITDA, $ in million 1,024 1,324 1,072 3,191 6,611 1,067 794
Return on Capital Employed, % n.a. n.a. n.a. n.a. 14.90 n.a. n.a.
Net debt/Equity 0.09 0.16 0.13 (0.01) (0.01) 0.20 0.34
Net debt/ EBITDA 12M rolling 0.4 0.7 0.5 (0.01) (0.01) 0.4 0.7
Net working capital, % of 12M rolling revenues 10.8% 11.6% 10.2% 8.1% 8.1% 12.1% 12.8%
Earnings per share, basic, $ 0.25 0.37 0.33 1.34 2.27 0.31 0.20
Earnings per share, diluted, $ 0.25 0.37 0.32 1.33 2.25 0.31 0.20
Dividend per share, CHF n.a. n.a. n.a. n.a. 0.82 n.a. n.a.
Share price at the end of period, CHF 28.56 31.39 31.39 34.90 34.90 30.17 25.46
Share price at the end of period, $ 30.47 33.99 33.36 38.17 38.17 32.34 26.73
Number of employees (FTE equivalents) 105,330 106,370 106,080 104,420 104,420 104,720 106,380
No. of shares outstanding at end of period (in millions) 2,024 2,006 1,993 1,958 1,958 1,929 1,892
Acquisitions and divestments, last twelve months

ABB

INTERIM

REPORT
I
Q2

2022
13
For additional information please contact:
Media Relations
Phone: +41 43 317

71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317

71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse

44
8050 Zurich
Switzerland
Financial calendar
2022
August 31 Accelleron Cap ital Markets Day
September 7 Planned ABB Extraordinary General Meeting
October 3

Planned listing of

Accelleron on SIX Swiss Exchange
October 20 Q3 2022 results
2023
February 2 Q4 2022 results
This press release

includes forward-looking information

and
statements as well

as other statements concerning

the
outlook for our business,

including those in the sections

of
this release titled “CEO summary,”

“Outlook,” “Balance
sheet & cash flow”,

and “Robotics and Discrete
Automation”. These

statements are based on current
expectations, estimates

and projections about the

factors
that may affect

our future performance,

including global
economic conditions,

the economic conditions

of the
regions and industries

that are major markets for

ABB.
These expectations, estimates

and projections are generally
identifiable by statements

containing words such as
“intends,” “anticipates,”

“expects,” “estimates,” “plans,”
“targets” or similar

expressions. However,

there are many
risks and uncertainties,

many of which are beyond

our
control, that could cause

our actual results to differ
materially from the

forward-looking information

and
statements made in

this press release and which

could
affect our ability

to achieve any or all of our

stated targets.
Some important

factors that could cause such

differences
include, among others,

business risks associated

with the
volatile global economic

environment and political
conditions, costs associated

with compliance activities,
market acceptance

of new products and services,

changes
in governmental

regulations and currency exchange

rates
and such other factors

as may be discussed

from time to
time in ABB Ltd’s

filings with the U.S. Securities

and
Exchange Commission,

including its Annual Reports

on
Form 20-F.

Although ABB Ltd believes

that its expectations
reflected in any such

forward looking statement

are based
upon reasonable assumptions,

it can give no assurance

that
those expectations

will be achieved.
The Q2 2022

results press release

and presentation slides
are available on the

ABB News Center at
www.abb.com/news

and on the Investor

Relations
homepage at www.abb.com/investorrelations.

A conference call and

webcast for analysts

and investors is
scheduled to begin

today at 10:00 a.m. CET.
To

pre-register for the conference

call or to join the
webcast, please

refer to the ABB website:
www.abb.com/investorrelations.

The recorded session

will be available after

the event on
ABB’s website.
Important notice about forward-looking information
Q2 results presentation on July 21, 2022
ABB

(ABBN: SIX Swiss

Ex) is a leading global

technology company

that energizes the transformation

of society and industry to
achieve a more productive,

sustainable future. By connecting

software to its electrification,

robotics, automation and

motion
portfolio, ABB pushes

the boundaries of technology

to drive performance

to new levels. With a history

of excellence stretching

back
more than 130 years,

ABB’s success is

driven by about 105,000 talented

employees in over 100 countries.

Q2 2022

FINANCIAL

INFORMATION
July 21, 2022
Q2 2022
Financial information

Q2 2022

FINANCIAL

INFORMATION
—
Financial

Information
Contents
03
─ 07

Key Figures
08 ─
34

Consolidated

Financial

Information

(unaudited)
35 ─
47

Supplemental

Reconciliations

and Definitions

Q2 2022

FINANCIAL

INFORMATION
—
Key Figures
CHANGE
($ in millions, unless otherwise indicated) Q2 2022 Q2 2021 US$ Comparable
(1)
Orders 8,807 7,989 10% 20%
Order backlog (end June) 19,477 15,424 26% 37%
Revenues 7,251 7,449 -3% 6%
Gross Profit 2,290 2,508 -9%
as % of revenues 31.6% 33.7% -2.1 pts
Income from operations 587 1,094 -46%
Operational EBITA
(1)
1,136 1,113 2% 9%
(2)
as % of operational revenues
(1)
15.5% 15.0% +0.5 pts
Income from continuing operations, net of tax 406 789 -49%
Net income attributable to ABB 379 752 -50%
Basic earnings per share ($) 0.20 0.37 -47%
(3)
Cash flow from operating activities
(4)
382 663 -42%
Cash flow from operating activities in continuing operations 385 663 -42%
CHANGE
($ in millions, unless otherwise indicated)
H1 2022 H1 2021 US$ Comparable
(1)
Orders 18,180 15,745 15% 24%
Revenues 14,216 14,350 -1% 7%
Gross Profit 4,571 4,776 -4%
as % of revenues 32.2% 33.3% -1.1 pts
Income from operations 1,444 1,891 -24%
Operational EBITA
(1)
2,133 2,072 3% 9%
(2)
as % of operational revenues
(1)
14.9% 14.4% +0.5 pts
Income from continuing operations, net of tax 1,049 1,340 -22%
Net income attributable to ABB 983 1,254 -22%
Basic earnings per share ($) 0.51 0.62 -18%
(3)
Cash flow from operating activities
(4)
(191) 1,206 n.a.
Cash flow from operating activities in continuing operations (179) 1,186 n.a.
(1)

For a reconciliation of non-GAAP measures see “
Supplemental Reconciliations and Definitions
” on page 35.
(2)

Constant currency (not adjusted for portfolio changes).
(3)

EPS growth rates are computed using unrounded amounts.
(4)

Cash flow from operating activities includes both continuing and discontinued operations.

Q2 2022

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q2 2022 Q2 2021 US$ Local Comparable
Orders

ABB Group 8,807 7,989 10% 17% 20%
Electrification 4,037 3,693 9% 16% 16%
Motion 2,079 1,947 7% 14% 26%
Process Automation 1,819 1,555 17% 25% 25%
Robotics & Discrete Automation 1,109 968 15% 24% 23%
Corporate and Other

(incl. intersegment eliminations) (237) (174)
Order backlog (end June) ABB Group 19,477 15,424 26% 36% 37%
Electrification 6,706 5,029 33% 42% 42%
Motion 4,568 3,558 28% 40% 43%
Process Automation 6,170 5,980 3% 12% 12%
Robotics & Discrete Automation 2,728 1,501 82% 98% 97%
Corporate and Other

(incl. intersegment eliminations) (695) (644)
Revenues

ABB Group 7,251 7,449 -3% 4% 6%
Electrification 3,531 3,406 4% 10% 10%
Motion 1,626 1,850 -12% -6% 3%
Process Automation 1,529 1,540 -1% 7% 7%
Robotics & Discrete Automation 732 832 -12% -5% -5%
Corporate and Other

(incl. intersegment eliminations) (167) (179)
Income from operations ABB Group 587 1,094
Electrification 465 549
Motion 231 303
Process Automation 175 190
Robotics & Discrete Automation 43 74
Corporate and Other
(incl. intersegment eliminations) (327) (22)
Income from operations % ABB Group 8.1% 14.7%
Electrification 13.2% 16.1%
Motion 14.2% 16.4%
Process Automation 11.4% 12.3%
Robotics & Discrete Automation 5.9% 8.9%
Operational EBITA ABB Group 1,136 1,113 2% 9%
Electrification 599 592 1% 9%
Motion 266 325 -18% -13%
Process Automation 224 192 17% 28%
Robotics & Discrete Automation 60 96 -38% -29%
Corporate and Other
(incl. intersegment eliminations) (13) (92)
Operational EBITA %

ABB Group 15.5% 15.0%
Electrification 16.9% 17.4%
Motion 16.4% 17.7%
Process Automation 14.3% 12.5%
Robotics & Discrete Automation 8.2% 11.5%
Cash flow from operating activities ABB Group 382 663
Electrification 393 511
Motion 241 223
Process Automation 193 228
Robotics & Discrete Automation 56 78
Corporate and Other

(incl. intersegment eliminations) (498) (377)
Discontinued operations (3) –

Q2 2022

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
H1 2022 H1 2021 US$ Local Comparable
Orders

ABB Group 18,180 15,745 15% 21% 24%
Electrification 8,434 7,224 17% 22% 22%
Motion 4,281 3,864 11% 17% 29%
Process Automation 3,511 3,211 9% 15% 15%
Robotics & Discrete Automation 2,417 1,809 34% 42% 40%
Corporate and Other
(incl. intersegment eliminations) (463) (363)
Order backlog (end June) ABB Group 19,477 15,424 26% 36% 37%
Electrification 6,706 5,029 33% 42% 42%
Motion 4,568 3,558 28% 40% 43%
Process Automation 6,170 5,980 3% 12% 12%
Robotics & Discrete Automation 2,728 1,501 82% 98% 97%
Corporate and Other
(incl. intersegment eliminations) (695) (644)
Revenues

ABB Group 14,216 14,350 -1% 5% 7%
Electrification 6,858 6,546 5% 10% 10%
Motion 3,198 3,517 -9% -4% 6%
Process Automation 3,035 2,947 3% 9% 9%
Robotics & Discrete Automation 1,462 1,685 -13% -8% -9%
Corporate and Other
(incl. intersegment eliminations) (337) (345)
Income from operations ABB Group 1,444 1,891
Electrification 971 989
Motion 485 568
Process Automation 326 337
Robotics & Discrete Automation 65 156
Corporate and Other
(incl. intersegment eliminations) (403) (159)
Income from operations % ABB Group 10.2% 13.2%
Electrification 14.2% 15.1%
Motion 15.2% 16.2%
Process Automation 10.7% 11.4%
Robotics & Discrete Automation 4.4% 9.3%
Operational EBITA ABB Group 2,133 2,072 3% 9%
Electrification 1,109 1,103 1% 7%
Motion 540 614 -12% -8%
Process Automation 420 347 21% 29%
Robotics & Discrete Automation 109 201 -46% -40%
Corporate and Other
(incl. intersegment eliminations) (45) (193)
Operational EBITA %

ABB Group 14.9% 14.4%
Electrification 16.1% 16.8%
Motion 16.9% 17.4%
Process Automation 13.7% 11.8%
Robotics & Discrete Automation 7.4% 11.9%
Cash flow from operating activities ABB Group (191) 1,206
Electrification 432 830
Motion 239 547
Process Automation 253 461
Robotics & Discrete Automation 27 189
Corporate and Other
(incl. intersegment eliminations) (1,130) (841)
Discontinued operations (12) 20

Q2 2022

FINANCIAL

INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q2 22 Q2 21 Q2 22 Q2 21 Q2 22 Q2 21 Q2 22 Q2 21 Q2 22 Q2 21
Revenues 7,251 7,449 3,531 3,406 1,626 1,850 1,529 1,540 732 832
Foreign exchange/commodity timing
differences in total revenues 70 (13) 22 2 (4) (11) 32 (4) 1 2
Operational revenues 7,321 7,436 3,553 3,408 1,622 1,839 1,561 1,536 733 834
Income from operations 587 1,094 465 549 231 303 175 190 43 74
Acquisition-related amortization 59 64 30 29 7 13 1 1 19 21
Restructuring, related and

implementation costs
(1)
264 18 8 4 – 4 – 10 2 –
Changes in obligations related to

divested businesses (3) 4 – – – – – – – –
Changes in pre-acquisition estimates (2) 2 – 2 – – – – (2) –
Gains and losses from sale of businesses 4 (12) – 1 4 (1) – (13) – –
Acquisition- and divestment-related

expenses and integration costs 50 20 10 12 3 4 36 3 2 –
Other income/expense relating to the

Power Grids joint venture 2 2 – – – – – – – –
Certain other non-operational items 65 (86) 22 (9) – 1 – 2 1 –
Foreign exchange/commodity timing
differences in income from operations 110 7 64 4 21 1 12 (1) (5) 1
Operational EBITA 1,136 1,113 599 592 266 325 224 192 60 96
Operational EBITA margin (%) 15.5% 15.0% 16.9% 17.4% 16.4% 17.7% 14.3% 12.5% 8.2% 11.5%
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) H1 22 H1 21 H1 22 H1 21 H1 22 H1 21 H1 22 H1 21 H1 22 H1 21
Revenues 14,216 14,350 6,858 6,546 3,198 3,517 3,035 2,947 1,462 1,685
Foreign exchange/commodity timing
differences in total revenues 67 20 12 12 (1) 8 31 1 6 (1)
Operational revenues 14,283 14,370 6,870 6,558 3,197 3,525 3,066 2,948 1,468 1,684
Income from operations 1,444 1,891 971 989 485 568 326 337 65 156
Acquisition-related amortization 119 129 61 58 15 26 2 2 40 41
Restructuring, related and
implementation costs
(1)
280 53 10 21 8 5 5 13 3 5
Changes in obligations related to

divested businesses (17) 6 – – – – – – – –
Changes in pre-acquisition estimates (1) 8 1 8 – – – – (2) –
Gains and losses from sale of businesses 4 (9) – 4 4 (1) – (13) – –
Acquisition- and divestment-related

expenses and integration costs 109 30 29 18 8 7 69 4 3 –
Other income/expense relating to the

Power Grids joint venture 37 19 – – – – – – – –
Certain other non-operational items 63 (74) (8) (15) – 1 – 2 1 –
Foreign exchange/commodity timing
differences in income from operations 95 19 45 20 20 8 18 2 (1) (1)
Operational EBITA 2,133 2,072 1,109 1,103 540 614 420 347 109 201
Operational EBITA margin (%) 14.9% 14.4% 16.1% 16.8% 16.9% 17.4% 13.7% 11.8% 7.4% 11.9%
(1)

Includes impairment of certain assets.

Q2 2022

FINANCIAL

INFORMATION
Depreciation and Amortization
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q2 22 Q2 21 Q2 22 Q2 21 Q2 22 Q2 21 Q2 22 Q2 21 Q2 22 Q2 21
Depreciation 136 148 67 68 26 32 16 19 15 15
Amortization 71 82 35 39 9 15 3 3 20 21
including total acquisition-related amortization of: 59 64 30 29 7 13 1 1 19 21
Process
Robotics & Discrete

ABB Electrification Motion Automation Automation
($ in millions) H1 22 H1 21 H1 22 H1 21 H1 22 H1 21 H1 22 H1 21 H1 22 H1 21
Depreciation 272 292 134 132 53 64 34 38 30 28
Amortization 145 165 72 76 18 29 6 6 41 42
including total acquisition-related amortization of: 119 129 61 58 15 26 2 2 40 41
Orders received and revenues by region
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
Q2 22 Q2 21 US$ Local parable Q2 22 Q2 21 US$ Local parable
Europe 2,958 2,954 0% 15% 15% 2,508 2,697 -7% 7% 7%
The Americas 3,050 2,473 23% 24% 33% 2,397 2,284 5% 6% 14%
of which United States 2,234 1,846 21% 21% 32% 1,746 1,676 4% 4% 14%
Asia, Middle East and Africa 2,799 2,562 9% 15% 15% 2,346 2,468 -5% 0% 0%
of which China 1,409 1,322 7% 9% 10% 1,163 1,313 -11% -9% -9%
ABB Group 8,807 7,989 10% 17% 20% 7,251 7,449 -3% 4% 6%
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
H1 22 H1 21 US$ Local parable H1 22 H1 21 US$ Local parable
Europe 6,492 6,056 7% 19% 19% 5,026 5,248 -4% 7% 7%
The Americas 5,947 4,720 26% 26% 36% 4,566 4,327 6% 7% 15%
of which United States 4,459 3,525 26% 27% 39% 3,328 3,208 4% 4% 14%
Asia, Middle East and Africa 5,741 4,969 16% 19% 19% 4,624 4,775 -3% 0% 0%
of which China 2,946 2,521 17% 17% 18% 2,263 2,489 -9% -9% -8%
ABB Group 18,180 15,745 15% 21% 24% 14,216 14,350 -1% 5% 7%

Q2 2022

FINANCIAL

INFORMATION
—
Consolidated Financial Information
ABB Ltd Consolidated Income Statements (unaudited)
Six months ended Three months ended
($ in millions, except per share data in $)
Jun. 30, 2022 Jun. 30, 2021 Jun. 30, 2022 Jun. 30, 2021
Sales of products 11,762 11,874 6,013 6,167
Sales of services and other 2,454 2,476 1,238 1,282
Total revenues 14,216 14,350 7,251 7,449
Cost of sales of products (8,222) (8,108) (4,254) (4,184)
Cost of services and other (1,423) (1,466) (707) (757)
Total cost of sales (9,645) (9,574) (4,961) (4,941)
Gross profit 4,571 4,776 2,290 2,508
Selling, general and administrative expenses (2,556) (2,577) (1,317) (1,314)
Non-order related research and development expenses (572) (601) (295) (308)
Other income (expense), net 1 293 (91) 208
Income from operations 1,444 1,891 587 1,094
Interest and dividend income 33 26 20 15
Interest and other finance expense (62) (91) (40) (36)
Non-operational pension (cost) credit 68 88 32 38
Income from continuing operations before taxes 1,483 1,914 599 1,111
Income tax expense (434) (574) (193) (322)
Income from continuing operations, net of

tax
1,049 1,340 406 789
Loss from discontinued operations, net of tax (20) (36) (9) (8)
Net income 1,029 1,304 397 781
Net income attributable to noncontrolling interests (46) (50) (18) (29)
Net income attributable to ABB 983 1,254 379 752
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,003 1,290 388 760
Loss from discontinued operations, net of tax (20) (36) (9) (8)
Net income 983 1,254 379 752
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.52 0.64 0.20 0.38
Loss from discontinued operations, net of tax (0.01) (0.02) 0.00 0.00
Net income 0.51 0.62 0.20 0.37
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.52 0.63 0.20 0.37
Loss from discontinued operations, net of tax (0.01) (0.02) 0.00 0.00
Net income 0.51 0.62 0.20 0.37
Weighted-average number of shares outstanding

(in millions) used to compute:
Basic earnings per share attributable to ABB shareholders 1,922 2,015 1,909 2,016
Diluted earnings per share attributable to ABB shareholders 1,935 2,033 1,918 2,031
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q2 2022

FINANCIAL

INFORMATION
—
ABB Ltd Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Six months ended Three months ended
($ in millions)
Jun. 30, 2022 Jun. 30, 2021 Jun. 30, 2022 Jun. 30, 2021
Total comprehensive income, net of

tax
708 1,206 131 881
Total comprehensive income

attributable to noncontrolling interests, net of tax
(26) (55) (3) (31)
Total comprehensive income attributable

to ABB shareholders, net of tax
682 1,151 128 850
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q2 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Jun. 30, 2022 Dec. 31, 2021
Cash and equivalents 2,412 4,159
Restricted cash 23 30
Marketable securities and short-term investments 945 1,170
Receivables, net 6,960 6,551
Contract assets 965 990
Inventories, net 5,595 4,880
Prepaid expenses 262 206
Other current assets 474 573
Current assets held for sale and in discontinued operations 122 136
Total current assets 17,758 18,695
Restricted cash, non-current 301 300
Property, plant and equipment, net 3,885 4,045
Operating lease right-of-use assets 783 895
Investments in equity-accounted companies 1,617 1,670
Prepaid pension and other employee benefits 908 892
Intangible assets, net 1,474 1,561
Goodwill 10,452 10,482
Deferred taxes 1,272 1,177
Other non-current assets 448 543
Total assets 38,898 40,260
Accounts payable, trade 4,805 4,921
Contract liabilities 2,141 1,894
Short-term debt and current maturities of long-term debt 2,830 1,384
Current operating leases 222 230
Provisions for warranties 972 1,005
Other provisions 1,144 1,386
Other current liabilities 4,277 4,367
Current liabilities held for sale and in discontinued operations 306 381
Total current liabilities 16,697 15,568
Long-term debt 5,086 4,177
Non-current operating leases 586 689
Pension and other employee benefits 925 1,025
Deferred taxes 696 685
Other non-current liabilities 2,214 2,116
Non-current liabilities held for sale and in discontinued operations 28 43
Total liabilities 26,232 24,303
Commitments and contingencies
Redeemable noncontrolling interest 80 –
Stockholders’ equity:
Common stock, CHF 0.12 par value
(1,965 million and 2,053 million shares issued at June 30,

2022, and December 31, 2021, respectively)
171 178
Additional paid-in capital 12 22
Retained earnings 18,767 22,477
Accumulated other comprehensive loss (4,389) (4,088)
Treasury stock, at cost
(72 million and 95 million shares at June 30, 2022, and December

31, 2021, respectively)
(2,290) (3,010)
Total ABB stockholders’ equity 12,271 15,579
Noncontrolling interests 315 378
Total stockholders’ equity 12,586 15,957
Total liabilities and stockholders’

equity
38,898 40,260
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q2 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Six months ended Three months ended
($ in millions)
Jun. 30, 2022 Jun. 30, 2021 Jun. 30, 2022 Jun. 30, 2021
Operating activities:
Net income 1,029 1,304 397 781
Loss from discontinued operations, net of tax 20 36 9 8
Adjustments to reconcile net income (loss) to

net cash provided by operating activities:
Depreciation and amortization 417 457 207 230
Changes in fair values of investments (15) (113) 9 (103)
Pension and other employee benefits (83) (94) (37) (44)
Deferred taxes (148) 109 (32) 50
Loss from equity-accounted companies 62 57 14 22
Net loss (gain) from derivatives and foreign exchange 77 44 105 24
Net loss (gain) from sale of property,

plant and equipment
(55) (15) (23) (4)
Other 67 29 31 9
Changes in operating assets and liabilities:
Trade receivables, net (621) (414) (304) (412)
Contract assets and liabilities 252 (147) 145 (57)
Inventories, net (1,083) (293) (541) (125)
Accounts payable, trade 80 309 73 267
Accrued liabilities (255) 53 135 129
Provisions, net 126 (60) 179 (61)
Income taxes payable and receivable (52) (56) (66) (6)
Other assets and liabilities, net 3 (20) 84 (45)
Net cash provided by (used in) operating activities – continuing operations
(179) 1,186 385 663
Net cash provided by (used in) operating activities – discontinued

operations
(12) 20 (3) –
Net cash provided by (used in) operating activities (191) 1,206 382 663
Investing activities:
Purchases of investments (256) (347) (128) (38)
Purchases of property, plant and

equipment and intangible assets
(338) (293) (151) (151)
Acquisition of businesses (net of cash acquired)
and increases in cost-

and equity-accounted companies
(179) (28) (34) (24)
Proceeds from sales of investments 506 1,321 201 930
Proceeds from maturity of investments – 80 – –
Proceeds from sales of property,

plant and equipment
66 23 31 3
Proceeds from sales of businesses (net of transaction costs
and cash disposed) and cost-

and equity-accounted companies
(13) 47 (13) 49
Net cash from settlement of foreign currency derivatives 56 (72) (10) (11)
Other investing activities (8) (14) (18) (6)
Net cash provided by (used in) investing activities – continuing operations
(166) 717 (122) 752
Net cash used in investing activities – discontinued

operations
(91) (70) (70) (26)
Net cash provided by (used in) investing activities (257) 647 (192) 726
Financing activities:
Net changes in debt with original maturities of 90 days or less 1,191 274 (114) 187
Increase in debt 3,181 1,004 639 13
Repayment of debt (1,483) (750) (1,442) (703)
Delivery of shares 370 766 – 6
Purchase of treasury stock (2,661) (1,971) (1,100) (585)
Dividends paid (1,698) (1,726) (809) (882)
Dividends paid to noncontrolling shareholders (76) (92) (75) (91)
Other financing activities (53) 6 (19) 42
Net cash used in financing activities – continuing

operations
(1,229) (2,489) (2,920) (2,013)
Net cash provided by financing activities – discontinued

operations
– – – –
Net cash used in financing activities (1,229) (2,489) (2,920) (2,013)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(76) (34) (80) 17
Net change in cash and equivalents and restricted cash (1,753) (670) (2,810) (607)
Cash and equivalents and restricted cash, beginning of period 4,489 3,901 5,546 3,838
Cash and equivalents and restricted cash, end of period 2,736 3,231 2,736 3,231
Supplementary disclosure of cash flow information:
Interest paid 36 58 27 46
Income taxes paid 638 543 298 287
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q2 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2021 188 83 22,946 (4,002) (3,530) 15,685 314 15,999
Comprehensive income:
Net income 1,254 1,254 50 1,304
Foreign currency translation
adjustments, net of tax of $2 (166) (166) 5 (161)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(3) (8) (8) (8)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $(3) 71 71 71
Change in derivative instruments
and hedges, net of tax of $0 – – –
Total comprehensive income 1,151 55 1,206
Changes in noncontrolling interests (37) (20) (57) 57 –
Dividends to
noncontrolling shareholders – (92) (92)
Dividends to shareholders (1,730) (1,730) (1,730)
Cancellation of treasury shares (10) (17) (3,130) 3,157 – –
Share-based payment arrangements 37 37 37
Purchase of treasury stock (1,924) (1,924) (1,924)
Delivery of shares (58) (136) 960 766 766
Other 2 2 2
Balance at June 30, 2021 178 10 19,185 (4,104) (1,337) 13,932 334 14,266
Balance at January 1, 2022 178 22 22,477 (4,088) (3,010) 15,579 378 15,957
Comprehensive income:
Net income 983 983 48 1,031
Foreign currency translation
adjustments, net of tax of $1 (392) (392) (22) (414)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(4) (17) (17) (17)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $37 106 106 106
Change in derivative instruments
and hedges, net of tax of $2 2 2 2
Total comprehensive income 682 26 708
Changes in noncontrolling interests (2) (2) (13) (15)
Dividends to
noncontrolling shareholders – (74) (74)
Dividends to shareholders (1,700) (1,700) (1,700)
Cancellation of treasury shares (8) (4) (2,864) 2,876 – –
Share-based payment arrangements 28 28 28
Purchase of treasury stock (2,693) (2,693) (2,693)
Delivery of shares (38) (130) 538 370 370
Other 6 6 6
Balance at June 30, 2022 171 12 18,767 (4,389) (2,290) 12,271 315 12,586
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q2 2022

FINANCIAL

INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)
─
Note 1
The Company and basis of presentation
ABB Ltd and its subsidiaries (collectively,

the Company) together form a leading global technology

company, connecting software

to its electrification, robotics,
automation and motion portfolio to drive performance to new

levels.
The Company’s Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S.
GAAP) for interim financial reporting. As such, the Consolidated

Financial Information does not include all the

information and notes required under U.S. GAAP

for
annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited

consolidated financial statements in
the Company’s Annual Report for the year ended December

31, 2021.
The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions

and estimates that directly affect the amounts
reported in the Consolidated Financial Information. These accounting assumptions and estimates include:
●
growth rates, discount rates and other assumptions used to determine impairment of long-lived assets and in testing goodwill

for impairment,
●
estimates to determine valuation allowances for deferred tax assets and amounts recorded for unrecognized tax benefits,
●
assumptions used in determining inventory obsolescence and net realizable value,
●
estimates and assumptions used in determining the initial fair value of retained noncontrolling interest and certain obligations

in connection with
divestments,
●
estimates and assumptions used in determining the fair values of assets and liabilities assumed in business

combinations,
●
estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product
warranties, self-insurance reserves, regulatory and other proceedings,
●
estimates used to record expected costs for employee severance in connection with restructuring programs,
●
estimates related to credit losses expected to occur over

the remaining life of financial assets such as trade and other receivables, loans and other
instruments,
●
assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets, and
●
assumptions and projections, principally related to future material,

labor and project-related overhead costs, used in determining the percentage-of-
completion on projects, as well as the amount of variable consideration the Company expects to be entitled to.
The actual results and outcomes may differ from the Company’s estimates and assumptions.
A portion of the Company’s activities (primarily long-term

construction activities) has an operating cycle that

exceeds one year. For classification

of current assets
and liabilities related to such activities, the Company elected to use the duration of the individual contracts as

its operating cycle. Accordingly,

there are accounts
receivable, contract assets, inventories and provisions related to these contracts which will not be realized within one

year that have been classified as current.
Basis of presentation
In the opinion of management, the unaudited Consolidated Financial

Information contains all necessary

adjustments to present fairly the financial position, results of operations and cash flows for the reported periods. Management considers all such adjustments to be of a normal recurring nature. The

Consolidated Financial
Information is presented in United States dollars ($)

unless otherwise stated. Due to rounding, numbers presented

in the Consolidated Financial Information may
not add to the totals provided.

Q2 2022

FINANCIAL

INFORMATION
─
Note 2
Recent accounting pronouncements
Applicable for current periods
Business Combinations — Accounting for contract

assets and contract liabilities from contracts with customers
In January 2022, the Company early adopted a new accounting

standard update, which provides guidance on the accounting for revenue contracts acquired in a
business combination. The update requires contract assets

and liabilities acquired in a business combination to be recognized and measured at the date of
acquisition in accordance with the principles for recognizing revenues from contracts with customers.

The Company has applied this accounting standard update
prospectively starting with acquisitions closing after January 1, 2022.
Disclosures about government assistance
In January 2022, the Company adopted a new accounting standard update,

which requires entities to disclose certain types of government assistance. Under the
update, the Company is required to annually disclose (i) the type of the assistance received, including any significant

terms and conditions, (ii) its related
accounting policy, and (iii) the effect

such transactions have on its financial statements. The Company has applied this accounting standard update prospe

ctively.
This update does not have a significant impact on the Company’s consolidated financial statements.

Applicable for future periods
Facilitation of the effects of reference rate reform on financial reporting
In March 2020, an accounting standard update was issued

which provides temporary optional expedients and exceptions

to the current guidance on contract
modifications and hedge accounting to ease the financial reporting burdens

related to the expected market transition from the London

Interbank Offered Rate
(LIBOR) and other interbank offered rates to alternative reference rates. This update, along with clarifications outlined

in a subsequent update issued in January
2021, can be adopted and applied no later than December 31,

2022, with early adoption permitted. The Company does

not expect this update to have a significant
impact on its consolidated financial statements.
─
Note 3
Discontinued operations and assets held for sale
Divestment of the Power Grids business
On July 1, 2020, the Company completed the sale of 80.1 percent of its Power Grids business to Hitachi Ltd (Hitachi).

The transaction was executed through the
sale of 80.1 percent of the shares of Hitachi Energy Ltd, formerly

Hitachi ABB Power Grids Ltd (“Hitachi Energy”).

Cash consideration received at the closing date
was $9,241 million net of cash disposed.

Further, for accounting purposes,

the 19.9 percent ownership interest retained by the Company

is deemed to have been
both divested and reacquired at its fair value on July 1, 2020 (see

Note 4).
At the date of the divestment, the Company recorded liabilities in discontinued

operations for estimated future costs and other cash payments of $487 million for
various contractual items relating to the sale of the business including required future cost reimbursements payable

to Hitachi Energy, costs to be

incurred by the
Company for the direct benefit of Hitachi Energy,

and an amount due to Hitachi Ltd in connection

with the expected purchase price finalization of the closing debt
and working capital balances. From the date of the disposal

through June 30, 2022,

$438 million of these liabilities had been paid and

are reported as reductions in
the cash consideration received, of which $74 million and $53 million was paid during the six and three months ended June 30,

2022,

respectively. In the six and
three months ended June 30, 2021, total cash payments made

in connection with these liabilities amounted to $70 million and $26 million,

respectively. At
June 30, 2022,

the remaining amount recorded was $64 million.
During the second quarter of 2022,

the Company completed the legal title transfer

of the remaining entities of Power Grids business to Hitachi

Energy, resulting

in
the release of $12 million held in escrow and included in Current

Restricted Cash at December 31, 2021.
Upon closing of the sale, the Company entered into various

transition services agreements (TSAs). Pursuant to these

TSAs, the Company and Hitachi Energy
provide to each other, on an interim, transitional

basis, various services. The services

provided by the Company primarily include finance, information technology, human resources and certain other administrative services.

Under the current terms, the TSAs will continue for up

to 3 years, and can only be extended on an
exceptional basis for business-critical services for an additional period which is reasonably necessary to avoid a material adverse

impact on the business. In the
six and three months ended June 30, 2022, the Company has

recognized within its continuing operations, general

and administrative expenses incurred to perform
the TSA, offset by $76 million and $38 million, respectively,

in TSA-related income for such services

that is reported in Other income

(expense). In the six and
three months ended June 30, 2021, Other income (expense)

included $88 million and $41 million, respectively,

of TSA-related income for such services.
Discontinued operations
As a result of the sale of the Power Grids business, substantially all assets and liabilities related to Power Grids have

been sold. As this divestment represented

a
strategic shift that would have a major effect on the Company’s operations and financial results, the

results of this business were presented as discontinued
operations and the assets and liabilities were presented as held for sale and in discontinued operations. After the

date of sale, certain business contracts in the
Power Grids business continue to be executed by subsidiaries of the Company for the benefit/risk of Hitachi Energy

.

Assets and liabilities relating to, as well as

the
net financial results of, these contracts will continue to be included in discontinued operations until they have been completed or otherwise transferred to Hitachi
Energy.

Q2 2022

FINANCIAL

INFORMATION
Amounts recorded in discontinued operations were as follows:
Six months ended Three months ended
($ in millions)
Jun. 30, 2022 Jun. 30, 2021 Jun. 30, 2022 Jun. 30, 2021
Total revenues – – – –
Total cost of sales – – – –
Gross profit – – – –
Expenses (11) (9) (5) (5)
Change to net gain recognized on sale of the Power Grids business (9) (27) (4) (3)
Loss from operations (20) (36) (9) (8)
Net interest income (expense) and other finance expense – – – –
Non-operational pension (cost) credit – – – –
Loss from discontinued operations before taxes (20) (36) (9) (8)
Income tax – – – –
Loss from discontinued operations, net of

tax
(20) (36) (9) (8)
In addition,

the Company also has retained obligations (primarily for environmental and taxes) related to other businesses

disposed or otherwise exited that
qualified as discontinued operations. Changes to these retained obligations are also included in Loss from discontinued operations,

net of tax, above.
The major components of assets and liabilities held for sale and in discontinued operations in the Company’s Consolidated

Balance Sheets are summarized as
follows:
($ in millions)
Jun. 30, 2022
(1)
Dec. 31, 2021
(1)
Receivables, net 110 131
Other current assets 12 5
Current assets held for sale and in discontinued

operations
122 136
Accounts payable, trade 52 71
Other liabilities 254 310
Current liabilities held for sale and in discontinued

operations
306 381
Other non-current liabilities 28 43
Non-current liabilities held for sale and in discontinued

operations
28 43
(1)

At June 30, 2022, and December 31, 2021, the balances reported as held for sale and in discontinued operations pertain to Power Grids activities and other obligations which will remain with the Company until such time as the obligation is settled or the activities are fully wound down.
─
Note 4
Acquisitions and equity-accounted companies
Acquisition of controlling interests
Acquisitions of controlling interests were as follows:
Six months ended June 30, Three months ended June 30,
($ in millions, except number of acquired businesses) 2022 2021 2022 2021
Purchase price for acquisitions (net of cash acquired)
(1)
138 26 – 26
Aggregate excess of purchase price
over fair value of net assets acquired
(2)
191 11 – 11
Number of acquired businesses

1 1 – 1
(1)

Excluding changes in cost- and equity-accounted companies.
(2)

Recorded as goodwill.
In the table above, the “Purchase price for acquisitions”

and “Aggregate excess of purchase price over fair value of

net assets acquired” amounts for the six
months ended June 30, 2022, relate primarily to the acquisition of

InCharge Energy, Inc.

(In-Charge).
Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in

the Company’s Consolidated Financial
Statements since the date of acquisition.

While the Company uses its best estimates and assumptions

as part of the purchase price allocation process

to value assets acquired and liabilities assumed

at
the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition

date and is subject to refinement as more
detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

Q2 2022

FINANCIAL

INFORMATION
On January 26, 2022, the Company increased its ownership in

In-Charge to a 60 percent controlling interest through a stock purchase agreement. The resulting
cash outflows for the Company amounted to $135 million (net

of cash acquired of $4 million). The acquisition expands

the market presence of the E-mobility
Division, particularly in the North American market. In connection with the acquisition, the Company’s pre-existing

13.2 percent ownership of In-Charge was
revalued to fair value and a gain of $32 million was recorded in Other income (expense) in the six months ended June

30, 2022. The Company entered into an
agreement with the remaining noncontrolling shareholders

allowing either party to put or call the remaining 40

percent of the shares until 2027. The amount for
which either party can exercise their option is dependent on a formula based on revenues and thus, the amount

is subject to change. As a result of this agreement,
the noncontrolling interest is classified as Redeemable noncontrolling interest (i.e. mezzanine equity) in the Consolidated

Balance Sheets and was initially
recognized at fair value.
There were no significant business acquisitions for the six months ended June 30, 2021.
Investments in equity-accounted companies
In connection with the divestment of its Power Grids business to Hitachi (see Note 3), the Company retained a 19.

9

percent interest in the business and obtained
an option, exercisable with three-months’ notice commencing

April 2023, granting it the right to require Hitachi to purchase this investment at fair value, subject to
a minimum floor price equivalent to a 10 percent discount compared to the price paid for the initial 80.1 percent. The

Company has concluded that based on its
continuing involvement with the Power Grids business, including membership in its governing board of directors,

it has significant influence over Hitachi Energy.

As
a result, the investment (including the value of the option)

is accounted for using the equity method.
At the date of the divestment of the Power Grids business,

the fair value of Hitachi Energy exceeded the book

value of the underlying net assets.

At June 30, 2022,
and December 31, 2021,

the reported value of the investment in Hitachi

Energy includes $1,428 million and $1,474 million, respectively,

for the Company’s
19.9 percent share of this basis difference. The Company

amortizes its share of these differences

over the estimated remaining

useful lives of the underlying
assets that gave rise to this difference, recording the amortizati on, net of related deferred tax benefit, as a reduction of

income from equity-accounted companies.
As of June 30, 2022, the Company determined that no impairment of its equity-accounted investments existed.
The carrying value of the Company’s investments in equity-accounted companies and respective percentage of ownership

is as follows:
Ownership as of Carrying value at
($ in millions, except ownership share in %) June 30, 2022 June 30, 2022 December 31, 2021
Hitachi Energy Ltd 19.9% 1,551 1,609
Others 66 61
Total 1,617 1,670
In the six and three months ended June 30, 2022 and 2021

,

the Company recorded its share of the earnings of

investees accounted for under the equity method of
accounting in Other income (expense), net, as follows:
Six months ended June 30, Three months ended June 30,
($ in millions)
2022 2021 2022 2021
Income (loss) from equity-accounted companies, net of taxes (10) 4 1 8
Basis difference amortization (net of deferred income tax benefit) (52) (61) (15) (30)
Loss from equity-accounted companies (62) (57) (14) (22)

Q2 2022

FINANCIAL

INFORMATION
─
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents, marketable securities and short-term

investments consisted of the following:
June 30, 2022
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 1,752 – – 1,752 1,752 –
Time deposits 1,074 – – 1,074 984 90
Equity securities 411 5 – 416 – 416
3,237 5 – 3,242 2,736 506
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 270 2 (12) 260 – 260
Other government obligations 122 – – 122 – 122
Corporate 63 – (6) 57 – 57
455 2 (18) 439 – 439
Total 3,692 7 (18) 3,681 2,736 945
Of which:

Restricted cash, current 23
Restricted cash, non-current 301
December 31, 2021
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 2,752 2,752 2,752
Time deposits 2,037 2,037 1,737 300
Equity securities 569 18 587 587
5,358 18 – 5,376 4,489 887
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 203 7 (1) 209 209
Corporate 74 1 (1) 74 74
277 8 (2) 283 – 283
Total 5,635 26 (2) 5,659 4,489 1,170
Of which:
Restricted cash, current 30
Restricted cash, non-current 300

Q2 2022

FINANCIAL

INFORMATION
─
Note 6
Derivative financial instruments
The Company is exposed to certain currency,

commodity, interest rate and equity

risks arising from its global operating, financing and

investing activities. The
Company uses derivative instruments to reduce and manage the economic impact of these exposures.
Currency risk

Due to the global nature of the Company’s operations, many

of its subsidiaries are exposed to currency risk

in their operating activities from entering into
transactions in currencies other than their functional currency.

To manage such

currency risks, the Company’s policies require its

subsidiaries to hedge their
foreign currency exposures from binding sales and purchase

contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of
standard products and the related foreign currency denominated purchases,

the Company’s policy is to hedge up to a maximum of

100 percent of the forecasted
foreign currency denominated exposures, depending on the

length of the forecasted exposures. Forecasted

exposures greater than 12 months are not hedged.
Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash

flows (caused by changes in
exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within

its treasury operations, the Company
primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches

arising in its liquidity management
activities.
Commodity risk
Various commodity products

are used in the Company’s manufacturing activities.

Consequently it is exposed to volatility in future cash flows arising from changes
in commodity prices. To

manage the price risk of commodities, the Company’s

policies require that its subsidiaries hedge the commodity

price risk exposures from
binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over

the next 12 months or longer (up to
a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.
Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps and cross-currency interest rate swaps are used to manage

the interest rate and foreign
currency risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses
instruments such as interest rate swaps, interest rate futures,

bond futures or forward rate agreements to manage

interest rate risk arising from the Company’s
balance sheet structure but does not designate such instruments as hedges.
Equity risk
The Company is exposed to fluctuations in the fair value of

its warrant appreciation rights (WARs)

issued under its management

incentive plan. A WAR gives its
holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise.

To eliminate

such risk, the Company has
purchased cash-settled call options, indexed to the shares of the

Company, which entitle the Company

to receive amounts equivalent to its obligations

under the
outstanding WARs.
Volume of derivative activity
In general, while the Company’s primary objective in

its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated
and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.
Foreign exchange and interest rate derivatives
The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges

or not) were as follows:
Type of derivative
Total notional amounts

at
($ in millions)
June 30, 2022 December 31, 2021 June 30, 2021
Foreign exchange contracts 14,470 11,276 9,309
Embedded foreign exchange derivatives 850 815 893
Cross-currency interest rate swaps 833 906 951
Interest rate contracts 3,049 3,541 3,553
Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of commodities which are

primarily copper, silver and
aluminum. The following table shows the notional amounts of outstanding derivatives (whether designated as hedges or not), on

a net basis, to reflect the
Company’s requirements for these commodities:
Type of derivative Unit
Total notional amounts

at
June 30, 2022 December 31, 2021 June 30, 2021
Copper swaps metric tonnes 42,961 36,017 37,340
Silver swaps ounces 2,844,285 2,842,533 2,306,804
Aluminum swaps metric tonnes 7,350 7,125 7,325
Equity derivatives
At June 30, 2022, December 31, 2021, and June 30, 2021, the

Company held 9 million, 9 million and 15 million cash

-settled call options indexed to ABB Ltd
shares (conversion ratio 5:1) with a total fair value of $12 million, $29 million and $34 million, respectively.
Cash flow hedges
As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk

of its operations, commodity swaps to
manage its commodity risks and cash-settled call options to

hedge its WAR liabilities. The Company applies cash

flow hedge accounting in only limited cases. In
these cases, the effective portion of the changes in their

fair value is recorded in “Accumulated other comprehensive

loss” and subsequently reclassified into
earnings in the same line item and in the same period as

the underlying hedged transaction affects

earnings. For the six and three months ended June 30,

2022
and 2021, there were no significant amounts recorded for

cash flow hedge accounting activities.
Fair value hedges
To reduce its interest

rate exposure arising primarily from its debt issuance activities,

the Company uses interest rate swaps

and cross-currency interest rate
swaps. Where such instruments are designated as fair value hedges,

the changes in the fair value of these instruments,

as well as the changes in the fair value of
the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest

and other finance expense”.

Q2 2022

FINANCIAL

INFORMATION
The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income

Statements was as follows:
Six months ended

June 30,
Three months ended June 30,
($ in millions)
2022 2021 2022 2021
Gains (losses) recognized in Interest and other finance expense:

Interest rate contracts Designated as fair value hedges (55) (27) (26) (13)
Hedged item 56 28 27 13
Cross-currency interest rate swaps Designated as fair value hedges (94) (25) (49) (2)
Hedged item 90 24 46 2
Derivatives not designated in hedge relationships
Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges

are economic hedges used for risk management
purposes. Gains and losses from changes in the fair values

of such derivatives are recognized in the same line

in the income statement as the economically
hedged transaction.
Furthermore, under certain circumstances, the Company

is required to split and account separately for foreign currency derivatives that are embedded within
certain binding sales or purchase contracts denominated

in a currency other than the functional currency of the subsidiary and the counterparty.
The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships

were as follows:
Type of derivative not Gains (losses) recognized in income
designated as a hedge Six months ended June 30, Three months ended June 30,
($ in millions)
Location 2022 2021 2022 2021
Foreign exchange contracts Total revenues (119) (10) (123) 50
Total cost of sales 34 (24) 40 (20)
SG&A expenses
(1)
23 (1) 15 (8)
Non-order related research

and development 1 (1) – –
Interest and other finance expense (54) (119) (76) (13)
Embedded foreign exchange Total revenues 5 (13) 7 1
contracts Total cost of sales (2) (2) (3) (1)
Commodity contracts Total cost of sales (51) 63 (86) 27
Other Interest and other finance expense 3 1 2 1
Total (160) (106) (224) 37
(1)

SG&A expenses represent

“Selling, general and

administrative expenses”.
The fair values of derivatives included in the Consolidated Balance

Sheets were as follows:
June 30, 2022
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 4 5
Interest rate contracts 2 – 4 24
Cross-currency interest rate swaps – – – 268
Cash-settled call options 12 – – –
Total 14 – 8 297
Derivatives not designated as hedging instruments:
Foreign exchange contracts 82 21 251 12
Commodity contracts 3 – 56 –
Interest rate contracts 4 – 5 –
Embedded foreign exchange derivatives 19 3 14 9
Total 108 24 326 21
Total fair value 122 24 334 318

Q2 2022

FINANCIAL

INFORMATION
December 31, 2021
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 3 5
Interest rate contracts 9 20 – –
Cross currency swaps – – – 109
Cash-settled call options 29 – – –
Total 38 20 3 114
Derivatives not designated as hedging instruments:
Foreign exchange contracts 108 14 107 7
Commodity contracts 19 – 5 –
Interest rate contracts 1 – 2 –
Embedded foreign exchange derivatives 10 7 16 10
Total 138 21 130 17
Total fair value 176 41 133 131
Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions

between two counterparties on the
occurrence of one or more pre-defined trigger events.
Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the

tables above and in the Consolidated
Balance Sheets at June 30, 2022, and December 31, 2021, have been presented on a gross basis.
The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions.

At June 30, 2022, and December 31, 2021,
information related to these offsetting arrangements was as

follows:
($ in millions) June 30, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 124 (90) – – 34
Total 124 (90) – – 34
($ in millions) June 30, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 629 (90) – – 539
Total 629 (90) – – 539
($ in millions)
December 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 200 (104) – – 96
Total 200 (104) – – 96

($ in millions)
December 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 238 (104) – – 134
Total 238 (104) – – 134

Q2 2022

FINANCIAL

INFORMATION
─
Note 7
Fair values
The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis

and, when necessary,

to record certain
non-financial assets at fair value on a non-recurring basis,

as well as to determine fair value disclosures for certain financial instruments carried at amortized cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency,

commodity and interest rate
derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value

on a non-recurring basis include
long-lived assets that are reduced to their estimated fair value due to impairments.
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the
measurement date. In determining fair value, the Company

uses various valuation techniques including the market

approach (using observable market data for
identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs

a market participant would incur
to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three

-level hierarchy, depending on the

nature of
those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at

fair value within this hierarchy based on
whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market

data obtained from independent sources,
while an unobservable input reflects the Company’s

assumptions about market data.
The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist

of quoted prices in an active market for identical

assets or liabilities (observable quoted prices). Assets

and liabilities valued
using Level 1 inputs include exchange
‑
traded equity securities, listed derivatives

which are actively traded such as commodity futures, interest rate futures and certain actively traded debt securities.
Level 2:

Valuation inputs consist

of observable inputs (other than Level 1 inputs)

such as actively quoted prices for similar assets, quoted prices in inactive
markets and inputs other than quoted prices such

as interest rate yield curves, credit spreads, or inputs derived from other observable data by
interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation

models may be both
observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion

of the adjustment or
the unobservable input to the valuation model is significant, in which case the fair value measurement would be

classified as Level 3. Assets and
liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate
swaps, cross-currency interest rate swaps, commodity

swaps, cash-settled call options, forward foreign exchange

contracts, foreign exchange swaps and
forward rate agreements, time deposits, as well as financing receivables and debt.
Level 3:

Valuation inputs are based on

the Company’s assumptions of relevant market

data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company

ordinarily determines fair values based on mid-market

quotes. However, for the purpose of
determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive

plan, bid prices are used.
When determining fair values based on quoted prices

in an active market, the Company considers if the

level of transaction activity for the financial instrument

has
significantly decreased or would not be considered orderly.

In such cases, the resulting changes in valuation

techniques would

be disclosed. If the market is
considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such

as an income approach.
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
June 30, 2022
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 416 416
Debt securities—U.S. government obligations 260 260
Debt securities—Other government obligations 122 122
Debt securities—Corporate 57 57
Derivative assets—current in “Other current assets” 122 122
Derivative assets—non-current in “Other non-current assets” 24 24
Total 260 741 – 1,001
Liabilities
Derivative liabilities—current in “Other current liabilities” 334 334
Derivative liabilities—non-current in “Other non-current liabilities” 318 318
Total – 652 – 652

Q2 2022

FINANCIAL

INFORMATION
December 31, 2021
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 587 587
Debt securities—U.S. government obligations 209 209
Debt securities—Corporate 74 74
Derivative assets—current in “Other current assets” 176 176
Derivative assets—non-current in “Other non-current assets” 41 41
Total 209 878 – 1,087
Liabilities
Derivative liabilities—current in “Other current liabilities” 133 133
Derivative liabilities—non-current in “Other non-current liabilities” 131 131
Total – 264 – 264
The Company uses the following methods and assumptions in

estimating fair values of financial assets

and liabilities measured at fair value on a recurring basis:
●

Securities in “Marketable securities and short-term investments”

and “Other non-current assets”:
If quoted market prices in active markets for identical
assets are available, these are considered Level 1 inputs; however,

when markets are not active, these inputs

are considered Level 2. If such quoted
market prices are not available, fair value is determined using market prices for similar assets or present value techniques,

applying an appropriate risk-
free interest rate adjusted for non-performance risk. The inputs used in present value techniques are observable and fall

into the Level 2 category.

●

Derivatives
: The fair values of derivative instruments are determined using quoted prices of identical instruments from an

active market, if available
(Level 1 inputs). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present

value techniques, based on
available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR

liability are valued based on bid prices
of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques

represent a Level 2 input
unless significant unobservable inputs are used.

Non-recurring fair value measures

The Company elects to record private equity investments without readily determinable fair values at cost, less impairment, adjusted

by observable price changes.
The Company reassesses at each reporting period whether these investments continue to qualify for this treatment. During the six months ended June 30, 2022
and 2021,

the Company recognized, in Other income (expense), net

fair value gains of $30 million and $109 million, respectively,

related to certain of its private
equity investments based on observable market price changes

for an identical or similar investment of the same issuer

of which net gains of $1 million and
$99 million were recognized in the three months ended June

30, 2022 and 2021, respectively.

The fair values were determined using level 2 inputs.

The carrying
values of investments, carried at fair value on a non-recurring basis,

at June 30, 2022, and December 31, 2021, totaled

$40 million and $146 million, respectively.
Apart from the transactions above, there were no additional significant non-recurring fair value measurements during the

six months ended June 30, 2022 and
2021.
Disclosure about financial instruments carried on a cost

basis
The fair values of financial instruments carried on a cost

basis were as follows:
June 30, 2022
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,428 1,428 1,428
Time deposits 984 984 984
Restricted cash 23 23 23
Marketable securities and short-term investments
(excluding securities):
Time deposits 90 90 90
Restricted cash, non-current 301 301 301
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 2,798 769 2,029 2,798
Long-term debt (excluding finance lease obligations) 4,913 4,797 39 4,836

Q2 2022

FINANCIAL

INFORMATION
December 31, 2021
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 2,422 2,422 2,422
Time deposits 1,737 1,737 1,737
Restricted cash 30 30 30
Marketable securities and short-term investments
(excluding securities):
Time deposits 300 300 300
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 1,357 1,288 69 1,357
Long-term debt (excluding finance lease obligations) 4,043 4,234 58 4,292
The Company uses the following methods and assumptions in

estimating fair values of financial instruments carried

on a cost basis:
●

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash, current

and non-current, and Marketable securities
and short-term investments (excluding securities):
The carrying amounts approximate the fair values as the

items are short-term in nature or, for cash
held in banks, are equal to the deposit amount.
●

Short-term debt and current maturities of long-term debt (excluding finance lease obligations):
Short-term debt includes commercial paper,

bank
borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance

lease obligations,
approximate their fair values.
●

Long-term debt (excluding finance lease obligations):
Fair values of bonds are determined using quoted market

prices (Level 1 inputs), if available. For
bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology
based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk

(Level 2 inputs).
─
Note 8
Contract assets and liabilities
The following table provides information about Contract assets and Contract liabilities:
($ in millions) June 30, 2022 December 31, 2021 June 30, 2021
Contract assets 965 990 1,087
Contract liabilities 2,141 1,894 1,846
Contract assets primarily relate to the Company’s right to receive consideration for work completed but for which no invoice

has been issued at the reporting date.
Contract assets are transferred to receivables when rights

to receive payment become unconditional.

Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts invoiced

to customers in excess of revenues
recognized, primarily for long-term projects. Contract

liabilities are reduced as work is performed and as revenues are recognized.
The significant changes in the Contract assets and Contract liabilities balances were as follows:
Six months ended June 30,
2022 2021
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2022/2021
(763) (818)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
1,102 785
Receivables recognized that were included in the Contract

asset balance at Jan 1, 2022/2021
(423) (411)
At June 30, 2022, the Company had unsatisfied performance

obligations totaling $19,477 million and, of this amount,

the Company expects to fulfill approximately
56 percent of the obligations in 2022, approximately 33 percent of the obligations in 2023 and the balance thereafter.

Q2 2022

FINANCIAL

INFORMATION
─
Note 9
Debt
The Company’s total debt at June 30, 2022, and December

31, 2021, amounted to $7,916 million and $5,561 million,

respectively.
Short-term debt and current maturities of long-term

debt

The Company’s “Short-term debt and current maturities of

long-term debt” consisted of the following:
($ in millions)
June 30, 2022 December 31, 2021
Short-term debt 2,058 78
Current maturities of long-term debt 772 1,306
Total 2,830 1,384
Short-term debt primarily represented issued commercial paper and short-term bank borrowings from various banks.

At June 30, 2022,

$1,755 million was
outstanding under the $2 billion Euro-commercial paper program and $210 million was outstanding under the $2 billion commercial paper program in the United
States. At December 31, 2021, no amount was outstanding under either of these programs.
On May 9, 2022, the Company repaid on maturity its USD 1,250 million 2.875% Notes.
Long-term debt
The Company’s long-term debt at June 30, 2022, and

December 31, 2021, amounted to $5,086 million

and $4,177 million, respectively.

Outstanding bonds (including maturities within the next 12 months)

were as follows:

June 30, 2022 December 31, 2021
(in millions) Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
2.875% USD Notes, due 2022

USD 1,250 $ 1,258
0.625% EUR Instruments, due 2023 EUR 700 $ 726 EUR 700 $ 800
0% CHF Bonds, due 2023 CHF 275 $ 286
0.625% EUR Instruments, due 2024 EUR 700 $ 717
0% EUR Instruments, due 2024 EUR 500 $ 524
0.75% EUR Instruments, due 2024 EUR 750 $ 765 EUR 750 $ 860
0.3% CHF Bonds, due 2024 CHF 280 $ 292 CHF 280 $ 306
0.75% CHF Bonds, due 2027 CHF 425 $ 443
3.8% USD Notes, due 2028
(2)
USD 383 $ 381 USD 383 $ 381
1.0% CHF Bonds, due 2029 CHF 170 $ 177 CHF 170 $ 186
0% EUR Notes, due 2030 EUR 800 $ 700 EUR 800 $ 862
4.375% USD Notes, due 2042
(2)
USD 609 $ 590 USD 609 $ 589
Total $ 5,601 $ 5,242
(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.
(2)

Prior to completing a cash tender offer in November 2020, the original principal amount outstanding,

on each of the 3.8% USD Notes,

due 2028,

and the 4.375% USD Notes,

due
2042, was USD 750 million.
In March 2022, the Company issued the following CHF bonds

:

(i) CHF 275 million of zero interest bonds, due 2023, and (ii) CHF

425 million of 0.75 percent bonds,
due 2027 with interest payable annually in arrears. The aggregate net proceeds of these CHF bond issues, after discount

and fees, amounted to CHF 699 million
(equivalent to approximately $751 million on date of issuance).
Also in March 2022, the Company issued the following EUR notes,

both due in 2024, (i) EUR 700 million,

paying interest annually in arrears at a fixed rate of
0.625 percent per annum, and (ii) EUR 500 million floating

rate notes,

paying interest quarterly in arrears at a variable rate of

70 basis points above the 3-month
EURIBOR. In relation to these EUR Notes, the Company recorded net proceeds (after the respective discount and premium,

as well as fees) of EUR 1,203 million
(equivalent to $1,335 million on the date of issuance).
In line with the Company’s policy of reducing its currency

and interest rate exposures, interest rate swaps have been used to modify the characteristics of the
CHF 425 million Bonds, due 2027, and the EUR 700 million Notes,

due 2024. After considering the impact of these

interest rate swaps, the CHF 425 million

Bonds
and EUR 700 million Notes, effectively become floating rate

obligations.

Q2 2022

FINANCIAL

INFORMATION
─
Note 10
Commitments and contingencies
Contingencies—Regulatory, Compliance

and Legal
Regulatory
As a result of an internal investigation, the Company self-reported to the Securities and Exchange Commission

(SEC) and the Department of Justice (DoJ) in the
United States as well as to the Serious Fraud Office (SFO)

in the United Kingdom concerning certain of its past dealings with Unaoil and its subsidiaries, including
alleged improper payments made by these entities to third parties. In May

2020, the SFO closed its investigation, which it originally

announced in February 2017,
as the case did not meet the relevant test for prosecution.

The Company continues to cooperate with the U.S.

authorities as requested. At this time, it is not
possible for the Company to make an informed judgment about

the outcome of this matter.
Based on findings during an internal investigation, the Company self-reported to the SEC and the DoJ, in the United

States, to the Special Investigating Unit (SIU)
and the National Prosecuting Authority (NPA)

in South Africa as well as to various authorities in other countries potential suspect payments and other compliance
concerns in connection with some of the Company’s dealings

with Eskom and related persons. Many of those parties

have expressed an interest in, or
commenced an investigation into, these matters and the Company is cooperating fully with them. The Company paid

$104 million to Eskom in December 2020 as
part of a full and final settlement with Eskom and the Special Investigating

Unit relating to improper payments and other compliance

issues associated with the
Controls and Instrumentation Contract, and its Variation

Orders for Units 1 and 2 at Kusile. The

Company continues to cooperate fully with the authorities

in their
review of the Kusile project and is in discussions with them regarding a coordinated resolution. Although the Company believes

that there could be an unfavorable
outcome in one or more of these ongoing reviews, at this time it is not possible for the Company to make

an informed judgment about the possible financial impact.
General
The Company is aware of proceedings, or the threat of proceedings,

against it and others in respect of private claims by

customers and other third parties with
regard to certain actual or alleged anticompetitive practices.

Also, the Company is subject to other claims and legal proceedings,

as well as investigations carried
out by various law enforcement authorities. With respect to the above-mentioned claims, regulatory matters,

and any related proceedings, the Company will bear
the related costs, including costs necessary to resolve

them.
Liabilities recognized
At June 30, 2022, and December 31, 2021, the Company

had aggregate liabilities of $82 million and $104 million, respectively,

included in “Other provisions” and
“Other non
‑
current liabilities”, for the above regulatory,

compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is
not possible to make an informed judgment on, or reasonably predict,

the outcome of certain matters and as it

is not possible, based on information currently
available to management, to estimate the maximum potential

liability on other matters, there could be adverse outcomes beyond the amounts accrued.
Guarantees

General
The following table provides quantitative data regarding the

Company’s third-party guarantees. The maximum

potential payments represent a “worst-case
scenario”, and do not reflect management’s expected

outcomes.
Maximum potential payments
($ in millions)
June 30, 2022 December 31, 2021
Performance guarantees 4,036 4,540
Financial guarantees 55 52
Indemnification guarantees
(1)
130 136
Total
(2)
4,221 4,728
(1)

Certain indemnifications provided to Hitachi in connection with the divestment of Power Grids are without limit.
(2)

Maximum potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s best estimate

of future payments, which it may incur as

part
of fulfilling its guarantee obligations. In respect of the above guarantees,

the carrying amounts of liabilities at June 30, 2022, and

December 31, 2021, amounted to
$142 million and $156 million, respectively,

the majority of which is included in discontinued operations.
The Company is party to various guarantees providing financial or performance assurances to certain third parties. These

guarantees, which have various
maturities up to 2035, mainly consist of performance guarantees whereby (i) the Company guarantees

the performance of a third party’s product or service
according to the terms of a contract and (ii) as member

of a consortium/joint-venture that includes third parties, the

Company guarantees not only its own
performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed

within a specified time. If the third party
does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original

maturity dates for the majority of these
performance guarantees range from one to ten years.
In conjunction with the divestment of the high-voltage cable and cables accessories businesses in 2017, the

Company has entered into various performance
guarantees with other parties with respect to certain liabilities of the divested business. At June 30, 2022, and December

31, 2021, the maximum potential payable
under these guarantees amounts to $828 million and $911

million, respectively,

and these guarantees have various original maturities ranging from five to ten
years.
The Company retained obligations for financial, performance

and indemnification guarantees related to the Power Grids

business sold on July 1, 2020 (see Note 3
for details). The performance and financial guarantees have been indemnified by Hitachi, at the same proportion of its ownership in Hitachi Energy Ltd
(80.1 percent). These guarantees, which have various maturities up to 2035, primarily consist of bank guarantees, standby

letters of credit,

business performance
guarantees and other trade-related guarantees, the majority of which have original maturity dates ranging from one to ten

years. The maximum amount payable
under the guarantees at June 30, 2022, and December 31, 2021,

is approximately $2.8 billion and $3.2 billion, respectively,

and the carrying amounts of liabilities
(recorded in discontinued operations) at June 30, 2022, and December

31, 2021, amounted to $130 million and $136

million, respectively.

Q2 2022

FINANCIAL

INFORMATION
Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company has entered

into standby letters of credit, bid/performance bonds

and
surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such

performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance
bonds. At both June 30, 2022, and December 31, 2021, the total outstanding performance bonds aggregated to $3.1 billion,

of each of these amounts, $0.1 billion
relates to discontinued operations. There have been no significant amounts reimbursed to financial institutions under

these types of arrangements in the six and
three months ended June 30, 2022 and 2021.
Product and order-related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and specific review

of certain contracts. The reconciliation of the
“Provisions for warranties”, including guarantees of product performance,

was as follows:
($ in millions)
2022 2021
Balance at January 1, 1,005 1,035
Net change in warranties due to acquisitions, divestments and liabilities held for sale
– 1
Claims paid in cash or in kind (82) (127)
Net increase in provision for changes in estimates, warranties issued and warranties expired
103 122
Exchange rate differences (54) (19)
Balance at June 30, 972 1,012
─
Note 11
Employee benefits
The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans,

in accordance with local regulations
and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees

in the event of death, disability,

retirement, or
termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including
postretirement health care benefits, and other employee-related benefits for active employees including long-service

award plans. The measurement date used for
the Company’s employee benefit plans is December

31. The funding policies of the Company’s plans

are consistent with the local government and tax
requirements.
Net periodic benefit cost of the Company’s defined benefit

pension and other postretirement benefit plans consisted of

the following:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Six months ended June 30, 2022 2021 2022 2021 2022 2021
Operational pension cost:
Service cost 27 30 17 22 – –
Operational pension cost 27 30 17 22 – –
Non-operational pension cost (credit):
Interest cost 1 (2) 43 37 1 1
Expected return on plan assets (58) (58) (77) (91) – –
Amortization of prior service cost (credit) (4) (5) (1) (1) (1) (1)
Amortization of net actuarial loss – – 30 35 (2) (1)
Curtailments, settlements and special termination benefits – – – (2) – –
Non-operational pension cost (credit) (61) (65) (5) (22) (2) (1)
Net periodic benefit cost (credit) (34) (35) 12 – (2) (1)
($ in millions) Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended June 30, 2022 2021 2022 2021 2022 2021
Operational pension cost:
Service cost 13 15 8 12 – –
Operational pension cost 13 15 8 12 – –
Non-operational pension cost (credit):
Interest cost – (1) 21 19 1 1
Expected return on plan assets (28) (29) (36) (44) – –
Amortization of prior service cost (credit) (2) (3) (1) (1) – (1)
Amortization of net actuarial loss – – 15 18 (2) (1)
Curtailments, settlements and special termination benefits – – – 4 – –
Non-operational pension cost (credit) (30) (33) (1) (4) (1) (1)
Net periodic benefit cost (credit) (17) (18) 7 8 (1) (1)
The components of net periodic benefit cost other than the service cost component are included in the line “Non-operational

pension (cost) credit” in the income
statement.

Q2 2022

FINANCIAL

INFORMATION
Employer contributions were as follows:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Six months ended June 30, 2022 2021 2022 2021 2022 2021
Total contributions

to defined benefit pension and
other postretirement benefit plans 31 31 19 13 4 3
Of which, discretionary contributions to defined benefit

pension plans
– – – (9) – –
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended June 30, 2022 2021 2022 2021 2022 2021
Total contributions

to defined benefit pension and

other postretirement benefit plans 15 16 9 16 1 2
Of which, discretionary contributions to defined benefit
pension plans – – – – – –
The Company expects to make contributions totaling approximately

$77 million and $6 million to its defined pension plans

and other postretirement benefit plans,
respectively, for the full year 2022.
─
Note 12
Stockholder's

equity
At the Annual General Meeting of Shareholders (AGM) on March

24, 2022, shareholders approved the proposal of the

Board of Directors to distribute 0.82

Swiss
francs per share to shareholders. The declared dividend amounted to $1,700 million, with the Company disburs

ing a portion in March and the remaining amounts
in April.
In March 2022, the Company completed the share buyback

program that was launched in April 2021. This program was executed on a second trading line on the
SIX Swiss Exchange. Through this program, the Company purchased a total of 90 million shares for approximately

$3.1 billion, of which 31 million shares were
purchased in the first quarter of 2022 (resulting in an

increase in Treasury stock of $1,089 million).

At the 2022 AGM, shareholders approved the cancellation

of
88 million shares which had been purchased under the share buyback programs launched in July 2020 and April 2021.

The cancellation was completed in the
second quarter of 2022, resulting in a decrease in Treasury

stock of $2,876 million and a corresponding total decrease

in Capital stock, Additional paid-in capital
and Retained Earnings.
Also in March 2022, the Company announced a new share buyback program of up to $3 billion. This program, which was

launched in April 2022, is being executed
on a second trading line on the SIX Swiss Exchange and is planned to run until the Company’s 2023 AGM. Through

this program, the Company purchased, in

the
second quarter of 2022, approximately 34 million shares, resulting in an increase in Treasury stock

of $1,016 million. At the 2023

AGM, the Company intends to
request shareholder approval to cancel the shares purchased through this new program as well as those shares purchased under

the program launched in April
2021 that were not proposed for cancellation at the 2022 AGM.
In addition to the share buyback programs, the Company

purchased 17 million of its own shares on the open market

in the first half of 2022, mainly for use in
connection with its employee share plans, resulting in an increase in Treasury stock

of $588 million.
During the first six months of 2022, the Company delivered,

out of treasury stock, 16 million shares in connection

with its Management Incentive Plan.

Q2 2022

FINANCIAL

INFORMATION
─
Note 13
Earnings per share
Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during

the period. Diluted earnings per share is
calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were
exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and

shares granted subject to certain
conditions under the Company’s share-based payment arrangements.
Basic earnings per share
Six months ended June 30, Three months ended June 30,
($ in millions, except per share data in $)
2022 2021 2022 2021
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,003 1,290 388 760
Loss from discontinued operations, net of tax (20) (36) (9) (8)
Net income 983 1,254 379 752
Weighted-average number of shares outstanding

(in millions)
1,922 2,015 1,909 2,016
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.52 0.64 0.20 0.38
Loss from discontinued operations, net of tax (0.01) (0.02) 0.00 0.00
Net income 0.51 0.62 0.20 0.37
Diluted earnings per share
Six months ended June 30, Three months ended June 30,
($ in millions, except per share data in $)
2022 2021 2022 2021
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,003 1,290 388 760
Loss from discontinued operations, net of tax (20) (36) (9) (8)
Net income 983 1,254 379 752
Weighted-average number of shares outstanding (in millions) 1,922 2,015 1,909 2,016
Effect of dilutive securities:
Call options and shares 13 18 9 15
Adjusted weighted-average number of shares outstanding

(in millions)
1,935 2,033 1,918 2,031
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.52 0.63 0.20 0.37
Loss from discontinued operations, net of tax (0.01) (0.02) 0.00 0.00
Net income 0.51 0.62 0.20 0.37

Q2 2022

FINANCIAL

INFORMATION
─
Note 14
Reclassifications out of accumulated other comprehensive loss
The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net

of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2021 (2,460) 17 (1,556) (3) (4,002)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (161) (7) 34 14 (120)
Amounts reclassified from OCI – (1) 37 (14) 22
Total other comprehensive (loss)

income
(161) (8) 71 – (98)
Less:
Amounts attributable to
noncontrolling interests 5 – – – 5
Balance at June 30, 2021
(1)
(2,625) 9 (1,485) (3) (4,104)
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2022 (2,993) 2 (1,089) (8) (4,088)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (419) (17) 91 (12) (357)
Amounts reclassified from OCI 5 – 15 14 34
Total other comprehensive (loss)

income
(414) (17) 106 2 (323)
Less:
Amounts attributable to
noncontrolling interests (22) – – – (22)
Balance at June 30, 2022 (3,385) (15) (983) (6) (4,389)
(1)

Due to rounding, numbers presented may not add to the totals provided.
The following table reflects amounts reclassified out of OCI in respect of Pension and other postretirement plan adjustments:
Six months ended Three months ended
($ in millions)
Location of (gains) losses June 30, June 30,
Details about OCI components reclassified from OCI 2022 2021 2022 2021
Foreign currency translation adjustments:
Net loss on complete or substantially complete
liquidations of foreign subsidiaries Other income (expense), net 5 – – –
Pension and other postretirement plan adjustments:
Amortization of prior service cost (credit) Non-operational pension (cost) credit
(1)
(6) (7) (3) (5)
Amortization of net actuarial loss Non-operational pension (cost) credit
(1)
28 34 13 23
Net gain (loss) from settlements and curtailments Non-operational pension (cost) credit
(1)
– (2) – (2)
Total before tax 22 25 10 16
Tax Income tax expense (7) 12 (3) (4)
Amounts reclassified from OCI 15 37 7 12
The amounts in respect of Unrealized gains (losses)

on available-for-sale securities and Derivative instruments

and hedges were not significant for the six and
three months ended June 30, 2022 and 2021.

Q2 2022

FINANCIAL

INFORMATION
─
Note 15
Restructuring and related expenses
Other restructuring-related activities
In the six and three months ended June 30, 2022 and 2021,

the Company executed various other restructuring

-related activities and incurred the following
expenses:

Six months ended June 30, Three months ended June 30,
($ in millions) 2022 2021 2022 2021
Employee severance costs 43 33 35 13
Estimated contract settlement, loss order and other costs 202 12 195 3
Inventory and long-lived asset impairments 5 2 1 2
Total 250 47 231 18
Expenses associated with these activities are recorded in the following line items in the Consolidated Income

Statements:
Six months ended June 30, Three months ended June 30,
($ in millions)
2022 2021 2022 2021
Total cost of sales 8 24 4 10
Selling, general and administrative expenses 28 5 24 3
Non-order related research and development expenses 2 – 2 –
Other income (expense), net 212 18 201 5
Total 250 47 231 18
During

the second

quarter

of 2022,

the Company

completed

a plan

to fully

exit

its full

train retrofit

business

by transferring

the remaining

contracts

to a
third

party.

The Company

recorded

$195

million

of restructuring

expenses

in connection

with this

business

exit primarily

for contract

settlement

costs.
Prior

to exiting

this business,

the business

was reported

as part

of the

Company’s

non-core

business

activities

within

Corporate

and Other.
At June

30, 2022,

$332 million

was recorded

for other

restructuring

-related

liabilities

primarily

in Other

provisions

and Other

current

liabilities,

while

at
December

31, 2021,

$212 million

was recorded

primarily

in Other

provisions.
─
Note 16
Operating segment data
The Chief Operating Decision Maker (CODM) is the Chief

Executive Officer. The CODM

allocates resources to and assesses the performance of

each operating
segment using the information outlined below. The

Company is organized into the following segments, based

on products and services: Electrification, Motion,
Process Automation, and Robotics & Discrete Automation. The remaining operations of the Company are included in Corporate

and Other.

A description of the types of products and services

provided by each reportable segment is as follows:
●

Electrification:
manufactures and sells electrical products and solutions

which are designed to provide safe, smart and

sustainable electrical flow from
the substation to the socket. The portfolio of increasingly digital and connected solutions includes electric vehicle

charging infrastructure, renewable
power solutions, modular substation packages, distribution

automation products, switchboard and panelboards, switchgear,

UPS solutions, circuit
breakers, measuring and sensing devices, control products,

wiring accessories, enclosures and cabling systems

and intelligent home and building
solutions, designed to integrate and automate lighting, heating,

ventilation, security and data communication networks

.

The products and services are
delivered through seven operating Divisions: Distribution Solutions,

Smart Power, Smart Buildings, E-Mobility,

Installation Products, Power Conversion
and Electrification Service.
●

Motion:

designs, manufactures, and sells drives, motors, generators

and traction converters that are driving the

low-carbon future for industries, cities,
infrastructure and transportation. These products, digital technology and related services enable industrial customers to increase energy efficiency,
improve safety and reliability, and

achieve precise control of their processes.

Building on over 130 years of cumulative experience in electric powertrains, the Business Area combines domain expertise and technology to deliver the optimum solution for a wide range

of applications in all
industrial segments. In addition, the Business Area, along with its partners, has a leading global service presence.

These products and services are
delivered through seven operating Divisions: Large Motors and

Generators, IEC LV Motors,

NEMA Motors, Drive Products, System Drives, Service

and
Traction,

as well as, prior to its sale in November 2021, the Mechanical

Power Transmission Division.

Q2 2022

FINANCIAL

INFORMATION
●

Process Automation:

develops and sells a broad range of industry-specific,

integrated automation, electrification and digital

systems and solutions, as
well as digital solutions, lifecycle services, advanced industrial analytics and artificial intelligence applications and suites for

the process, marine and
hybrid industries. Products and solutions include control technologies,

advanced process control software and manufacturing execution systems,
sensing, measurement and analytical instrumentation, marine

propulsion systems and turbochargers. In addition,

the Business Area offers a
comprehensive range of services ranging from repair to advanced services such as remote monitoring, preventive maintenance,

asset performance
management, emission monitoring and cybersecurity

services. The products, systems and services

are delivered through five operating Divisions:
Energy Industries, Process Industries, Marine & Ports,

Turbocharging, and Measurement & Analytics

.
●

Robotics & Discrete Automation:

delivers its products, solutions and services

through two operating Divisions: Robotics and Machine Automation.
Robotics includes industrial robots, software, robotic solutions, field services, spare parts, and digital services. Machine Automation specializes in
solutions based on its programmable logic controllers (PLC),

industrial PCs (IPC), servo motion, transport systems

and machine vision.

Both Divisions
offer engineering and simulation software as well as

a comprehensive range of digital solutions.
Corporate and Other:

includes headquarter costs,

the Company’s corporate real estate activities, Corporate Treasury

Operations, historical operating activities of
certain divested businesses and other non-core operating activities.
The primary measure of profitability on which the operating segments are evaluated is Operational EBITA, which

represents income from operations excluding:
●

amortization expense on intangibles arising upon acquisition (acquisition

-related amortization),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to

divested businesses occurring after the divestment date (changes in obligations related to
divested businesses),
●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).
Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset write downs/impairments and certain other fair
value changes, as well as other items which are determined

by management on a case-by-case

basis.
The CODM primarily reviews the results of each segment on

a basis that is before the elimination of profits

made on inventory sales between segments. Segment
results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s

consolidated Operational EBITA.
Intersegment sales and transfers are accounted for as if

the sales and transfers were to third parties, at current

market prices.
The following tables present disaggregated segment revenues from contracts with customers,

Operational EBITA, and the reconciliations

of consolidated
Operational EBITA to Income from continuing

operations before taxes for the six

and three months ended June 30, 2022 and 2021, as well as

total assets at
June 30, 2022, and December 31, 2021.
Six months ended June 30, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

2,228 953 1,131 712 2 5,026
The Americas

2,531 1,029 767 238 1 4,566
of which: United States 1,849 853 460 166 – 3,328
Asia, Middle East and Africa

1,993 995 1,119 509 8 4,624
of which: China 1,007 565 309 382 1 2,263
6,752 2,977 3,017 1,459 11 14,216
Product type

Products 5,920 2,552 681 858 6 10,017
Systems 407 – 961 372 5 1,745
Services and other 425 425 1,375 229 – 2,454
6,752 2,977 3,017 1,459 11 14,216
Third-party revenues 6,752 2,977 3,017 1,459 11 14,216
Intersegment revenues 106 221 18 3 (348) –
Total revenues
(2)
6,858 3,198 3,035 1,462 (337) 14,216

Q2 2022

FINANCIAL

INFORMATION
Six months ended June 30, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

2,266 1,020 1,142 814 6 5,248
The Americas

2,221 1,223 658 224 1 4,327
of which: United States 1,655 1,029 363 161 – 3,208
Asia, Middle East and Africa

1,950 1,047 1,125 642 11 4,775
of which: China 1,053 577 376 483 – 2,489
6,437 3,290 2,925 1,680 18 14,350
Product type

Products 5,557 2,845 749 1,058 10 10,219
Systems 450 – 811 386 8 1,655
Services and other 430 445 1,365 236 – 2,476
6,437 3,290 2,925 1,680 18 14,350
Third-party revenues 6,437 3,290 2,925 1,680 18 14,350
Intersegment revenues
(1)
109 227 22 5 (363) –
Total revenues
(2)
6,546 3,517 2,947 1,685 (345) 14,350
Three months ended June 30, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,116 487 546 358 1 2,508
The Americas

1,330 537 399 130 1 2,397
of which: United States 967 446 239 94 – 1,746
Asia, Middle East and Africa

1,029 496 573 242 6 2,346
of which: China 542 278 159 185 – 1,163
3,475 1,520 1,518 730 8 7,251
Product type

Products 3,093 1,304 335 418 2 5,152
Systems 161 – 494 200 6 861
Services and other 221 216 689 112 – 1,238
3,475 1,520 1,518 730 8 7,251
Third-party revenues 3,475 1,520 1,518 730 8 7,251
Intersegment revenues 56 106 11 2 (175) –
Total revenues 3,531 1,626 1,529 732 (167) 7,251
Three months ended June 30, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,166 551 579 396 5 2,697
The Americas

1,163 635 368 118 – 2,284
of which: United States 855 535 200 86 – 1,676
Asia, Middle East and Africa

1,021 544 583 316 4 2,468
of which: China 565 313 201 234 – 1,313
3,350 1,730 1,530 830 9 7,449
Product type

Products 2,937 1,496 428 532 3 5,396
Systems 181 – 402 182 6 771
Services and other 232 234 700 116 – 1,282
3,350 1,730 1,530 830 9 7,449
Third-party revenues 3,350 1,730 1,530 830 9 7,449
Intersegment revenues 56 120 10 2 (188) –
Total revenues 3,406 1,850 1,540 832 (179) 7,449
(1)

Due to rounding, numbers presented may not add to the totals provided.

Q2 2022

FINANCIAL

INFORMATION
Six months ended

Three months ended
June 30, June 30,
($ in millions)
2022 2021 2022 2021
Operational EBITA:
Electrification 1,109 1,103 599 592
Motion 540 614 266 325
Process Automation 420 347 224 192
Robotics & Discrete Automation 109 201 60 96
Corporate and Other
‒ Non-core and divested businesses 18 (29) 12 (7)
‒ Corporate costs and Other Intersegment elimination (63) (164) (25) (85)
Total 2,133 2,072 1,136 1,113
Acquisition-related amortization (119) (129) (59) (64)
Restructuring, related and implementation costs
(1)
(280) (53) (264) (18)
Changes in obligations related to divested businesses 17 (6) 3 (4)
Changes in pre-acquisition estimates 1 (8) 2 (2)
Gains and losses from sale of businesses (4) 9 (4) 12
Acquisition- and divestment-related expenses and integration costs
(109) (30) (50) (20)
Other income/expense relating to the Power Grids joint venture (37) (19) (2) (2)
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives) (100) (56) (118) (8)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized (35) 9 (33) 7
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) 40 28 41 (6)
Certain other non-operational items:
Regulatory, compliance and legal costs (4) (2) (5) –
Business transformation costs
(2)
(66) (39) (40) (19)
Certain other fair value changes, including asset impairments 34 114 – 96
Other non-operational items (27) 1 (20) 9
Income from operations 1,444 1,891 587 1,094
Interest and dividend income 33 26 20 15
Interest and other finance expense (62) (91) (40) (36)
Non-operational pension (cost) credit 68 88 32 38
Income from continuing operations before taxes 1,483 1,914 599 1,111
(1)

Includes impairment of certain assets.
(2)

Amount includes ABB Way process transformation costs of $64 million and $33 million for six months ended June 30, 2022 and 2021, respectively, and $39 million and $18 million for the three months ended June 30, 2022 and 2021, respectively.
Total assets
(1)
($ in millions)
June 30, 2022 December 31, 2021
Electrification 13,684 12,831
Motion 6,247 5,936
Process Automation 4,929 5,009
Robotics & Discrete Automation 4,732 4,860
Corporate and Other
(2)
9,306 11,624
Consolidated 38,898 40,260
(1)

Total assets are after intersegment eliminations and therefore reflect third-party assets only.
(2)

At June 30, 2022, and December 31, 2021, respectively, Corporate and Other includes $122 million and $136 million of assets in the Power Grids business which is reported as discontinued operations (see Note 3). In addition, at June 30, 2022, and December 31, 2021, Corporate and Other includes $1,551 million and $1,609 million,

respectively, related to
the equity investment in Hitachi Energy Ltd (see Note 4).

Q2 2022

FINANCIAL

INFORMATION

Q2 2022

FINANCIAL

INFORMATION
—
Supplemental Reconciliations

and Definitions
The following

reconciliations

and definitions

include

measures

which ABB

uses to

supplement

its Consolidated

Financial

Information

(unaudited)

which is
prepared

in accordance

with

United

States

generally

accepted

accounting

principles

(U.S.

GAAP).

Certain

of these

financial

measures

are, or

may be,
considered

non-GAAP

financial

measures

as defined

in the

rules of

the U.S.

Securities

and Exchange

Commission

(SEC).
While

ABB’s

management

believes

that the

non-GAAP

financial

measures

herein

are useful

in evaluating

ABB’s

operating

results,

this information

should
be considered

as supplemental

in nature

and not

as a substitute

for the

related

financial

information

prepared

in accordance

with U.S.

GAAP.

Therefore
these

measures

should

not be

viewed

in isolation

but considered

together

with

the Consolidated

Financial

Information

(unaudited)

prepared

in accordance
with

U.S. GAAP

as of and

for the

six and

three mo

nths ended

June

30, 2022.
Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant
currency basis. Since we are a global company,

the comparability of our operating results reported

in U.S. dollars is affected

by foreign currency exchange rate
fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using
the exchange rates in effect for the comparable periods

in the previous year.
Comparable growth rates are also adjusted for changes

in our business portfolio. Adjustments to our business

portfolio occur due to acquisitions, divestments,

or
by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where

the results of any business
acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable

periods, the reported key figures of such
business are adjusted to exclude the relevant key figures

of any corresponding quarters which are not comparable when

computing the comparable growth rate.
Certain portfolio changes which do not qualify as divestments under

U.S. GAAP have been treated in a similar manner to

divestments. Changes in our portfolio
where we have exited certain business activities or customer markets are adjusted as if the relevant business

was divested in the period when the decision to
cease business activities was taken. We do not adjust

for portfolio changes where the relevant business

has annualized revenues of less than $50 million.
The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.
Comparable growth rate reconciliation by Business Area
Q2 2022 compared to Q2 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

9% 7% 0% 16% 4% 6% 0% 10%
Motion 7% 7% 12% 26% -12% 6% 9% 3%
Process Automation 17% 8% 0% 25% -1% 8% 0% 7%
Robotics & Discrete Automation 15% 9% -1% 23% -12% 7% 0% -5%
ABB Group 10% 7% 3% 20% -3% 7% 2% 6%
H1 2022 compared to H1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

17% 5% 0% 22% 5% 5% 0% 10%
Motion 11% 6% 12% 29% -9% 5% 10% 6%
Process Automation 9% 6% 0% 15% 3% 6% 0% 9%
Robotics & Discrete Automation 34% 8% -2% 40% -13% 5% -1% -9%
ABB Group 15% 6% 3% 24% -1% 6% 2% 7%

Q2 2022

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation
Regional comparable growth rate reconciliation for ABB Group

- Quarter
Q2 2022 compared to Q2 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 0% 15% 0% 15% -7% 14% 0% 7%
The Americas 23% 1% 9% 33% 5% 1% 8% 14%
of which: United States 21% 0% 11% 32% 4% 0% 10% 14%
Asia, Middle East and Africa 9% 6% 0% 15% -5% 5% 0% 0%
of which: China 7% 3% 0% 10% -11% 2% 0% -9%
ABB Group 10% 7% 3% 20% -3% 7% 2% 6%
Regional comparable growth rate reconciliation by Business

Area - Quarter
Q2 2022 compared to Q2 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -4% 14% 0% 10% -4% 14% 0% 10%
The Americas 29% 1% 0% 30% 14% 1% 0% 15%
of which: United States 31% 0% 0% 31% 13% 0% 0% 13%
Asia, Middle East and Africa 1% 6% 0% 7% 1% 5% 0% 6%
of which: China -7% 2% 0% -5% -4% 3% 0% -1%
Electrification 9% 7% 0% 16% 4% 6% 0% 10%

Q2 2022 compared to Q2 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 1% 16% 0% 17% -12% 14% 0% 2%
The Americas 3% 2% 34% 39% -15% 1% 28% 14%
of which: United States 7% 1% 42% 50% -16% 0% 31% 15%
Asia, Middle East and Africa 17% 5% 2% 24% -10% 4% 1% -5%
of which: China 5% 2% 2% 9% -13% 2% 1% -10%
Motion 7% 7% 12% 26% -12% 6% 9% 3%

Q2 2022 compared to Q2 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 8% 14% 0% 22% -6% 12% 0% 6%
The Americas 53% 2% 0% 55% 9% 3% 0% 12%
of which: United States 26% 1% 0% 27% 20% 1% 0% 21%
Asia, Middle East and Africa 4% 7% 0% 11% -2% 7% 0% 5%
of which: China 21% 3% 0% 24% -21% 3% 0% -18%
Process Automation 17% 8% 0% 25% -1% 8% 0% 7%

Q2 2022 compared to Q2 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 9% 15% -2% 22% -10% 13% -1% 2%
The Americas -3% 0% 0% -3% 9% 1% 0% 10%
of which: United States -3% 0% 0% -3% 10% 0% 0% 10%
Asia, Middle East and Africa 30% 6% 0% 36% -23% 4% 0% -19%
of which: China 40% 3% 0% 43% -21% 2% 0% -19%
Robotics & Discrete Automation 15% 9% -1% 23% -12% 7% 0% -5%

Q2 2022

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation for ABB Group

– Year to date
H1 2022 compared to H1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 7% 12% 0% 19% -4% 11% 0% 7%
The Americas 26% 0% 10% 36% 6% 1% 8% 15%
of which: United States 26% 1% 12% 39% 4% 0% 10% 14%
Asia, Middle East and Africa 16% 3% 0% 19% -3% 3% 0% 0%
of which: China 17% 1% 0% 18% -9% 1% 0% -8%
ABB Group 15% 6% 3% 24% -1% 6% 2% 7%
Regional comparable growth rate reconciliation by Business

Area – Year to date
H1 2022 compared to H1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 10% 13% 0% 23% -2% 12% 0% 10%
The Americas 35% 1% 0% 36% 14% 0% 0% 14%
of which: United States 40% 0% 0% 40% 12% 0% 0% 12%
Asia, Middle East and Africa 4% 3% 0% 7% 2% 3% 0% 5%
of which: China 1% 1% 0% 2% -4% 0% 0% -4%
Electrification 17% 5% 0% 22% 5% 5% 0% 10%

H1 2022 compared to H1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 10% 14% 0% 24% -4% 11% 1% 8%
The Americas 2% 1% 35% 38% -16% 1% 29% 14%
of which: United States 3% 0% 40% 43% -17% 1% 31% 15%
Asia, Middle East and Africa 22% 3% 1% 26% -6% 2% 1% -3%
of which: China 13% 1% 1% 15% -5% 0% 1% -4%
Motion 11% 6% 12% 29% -9% 5% 10% 6%

H1 2022 compared to H1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -11% 9% 0% -2% -1% 10% 0% 9%
The Americas 38% 1% 0% 39% 16% 2% 0% 18%
of which: United States 30% 0% 0% 30% 26% 1% 0% 27%
Asia, Middle East and Africa 15% 5% 0% 20% -1% 5% 0% 4%
of which: China 17% 1% 0% 18% -18% 1% 0% -17%
Process Automation 9% 6% 0% 15% 3% 6% 0% 9%

H1 2022 compared to H1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 24% 13% -2% 35% -13% 10% -2% -5%
The Americas 35% 0% 0% 35% 6% 0% 0% 6%
of which: United States 35% 0% 0% 35% 3% 0% 0% 3%
Asia, Middle East and Africa 48% 2% 0% 50% -21% 2% 0% -19%
of which: China 66% 0% 0% 66% -21% 0% 0% -21%
Robotics & Discrete Automation 34% 8% -2% 40% -13% 5% -1% -9%

Q2 2022

FINANCIAL

INFORMATION
Order backlog growth rate reconciliation
June 30, 2022 compared to June 30, 2021
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

33% 9% 0% 42%
Motion 28% 15% 0% 43%
Process Automation 3% 9% 0% 12%
Robotics & Discrete Automation 82% 15% 0% 97%
ABB Group 26% 10% 1% 37%
Other growth rate reconciliations
Q2 2022 compared to Q2 2021
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

5% 7% 0% 12% -5% 7% 0% 2%
Motion 6% 8% 0% 14% -7% 8% 0% 1%
Process Automation 4% 8% 0% 12% -2% 8% 0% 6%
Robotics & Discrete Automation 1% 9% 0% 10% -5% 9% 0% 4%
ABB Group 4% 8% 0% 12% -3% 7% 0% 4%
H1 2022 compared to H1 2021
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

10% 6% 0% 16% -1% 5% 0% 4%
Motion 10% 7% 0% 17% -4% 6% 0% 2%
Process Automation 5% 7% 0% 12% 1% 6% 0% 7%
Robotics & Discrete Automation 6% 8% 0% 14% -3% 7% 0% 4%
ABB Group 7% 7% 0% 14% -1% 6% 0% 5%

Q2 2022

FINANCIAL

INFORMATION
Operational EBITA as

% of operational revenues (Operational EBITA margin)
Definition
Operational EBITA margin
Operational EBITA margin is Operational

EBITA as a percentage of

operational revenues.
Operational EBITA
Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA)

represents Income from operations excluding:
●

acquisition-related amortization (as defined below),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),

●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements

on receivables/payables (and related assets/liabilities).

Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset impairments

and certain other fair value
changes, as well as other items which are determined by management on a case-by-case basis.
Operational EBITA is our measure of

segment profit but is also used by management to evaluate

the profitability of the Company as a whole.
Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.
Restructuring, related and implementation costs
Restructuring, related and implementation costs consists

of restructuring and other related expenses, as well as internal and external costs relating to the
implementation of group-wide restructuring programs.
Other income/expense relating to the Power Grids joint

venture
Other income/expense relating to the Power Grids joint venture consists of amounts recorded in Income from continuing

operations before taxes relating to the
divested Power Grids business including the income/loss under the equity method for the investment in Hitachi Energy

Ltd. (Hitachi Energy), amortization of
deferred brand income as well as changes in value of other

obligations relating to the divestment.
Operational revenues
The Company presents operational revenues solely for the purpose of allowing the computation of Operational EBITA

margin. Operational revenues are Total
revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses

on derivatives, (ii) realized gains and
losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign

exchange movements on receivables (and
related assets). Operational revenues are not intended to be an alternative measure to Total

revenues, which represent our revenues measured

in accordance
with U.S. GAAP.
Reconciliation
The following tables provide reconciliations of consolidated Operational

EBITA to Net Income and Operational

EBITA Margin by business.
Reconciliation of consolidated Operational EBITA

to Net Income
Six months ended June 30, Three months ended June 30,
($ in millions) 2022 2021 2022 2021
Operational EBITA 2,133 2,072 1,136 1,113
Acquisition-related amortization (119) (129) (59) (64)
Restructuring, related and implementation costs
(1)
(280) (53) (264) (18)
Changes in obligations related to divested businesses 17 (6) 3 (4)
Changes in pre-acquisition estimates 1 (8) 2 (2)
Gains and losses from sale of businesses (4) 9 (4) 12
Acquisition- and divestment-related expenses and integration costs
(109) (30) (50) (20)
Other income/expense relating to the Power Grids joint venture (37) (19) (2) (2)
Certain other non-operational items (63) 74 (65) 86
Foreign exchange/commodity timing differences in

income from operations
(95) (19) (110) (7)
Income from operations 1,444 1,891 587 1,094
Interest and dividend income 33 26 20 15
Interest and other finance expense (62) (91) (40) (36)
Non-operational pension (cost) credit 68 88 32 38
Income from continuing operations before taxes 1,483 1,914 599 1,111
Income tax expense (434) (574) (193) (322)
Income from continuing operations, net of

tax
1,049 1,340 406 789
Loss from discontinued operations, net of tax (20) (36) (9) (8)
Net income 1,029 1,304 397 781
(1)

Includes impairment of certain assets.

Q2 2022

FINANCIAL

INFORMATION
Reconciliation of Operational EBITA

margin by business
Three months ended June 30, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,531 1,626 1,529 732 (167) 7,251
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 36 (1) 37 9 4 85
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 8 1 5 – 24 38
Unrealized foreign exchange movements
on receivables (and related assets) (22) (4) (10) (8) (9) (53)
Operational revenues 3,553 1,622 1,561 733 (148) 7,321
Income (loss) from operations 465 231 175 43 (327) 587
Acquisition-related amortization 30 7 1 19 2 59
Restructuring, related and
implementation costs
(1)
8 – – 2 254 264
Changes in obligations related to
divested businesses – – – – (3) (3)
Changes in pre-acquisition estimates – – – (2) – (2)
Gains and losses from sale of businesses – 4 – – – 4
Acquisition- and divestment-related expenses
and integration costs 10 3 36 2 (1) 50
Other income/expense relating to the

Power Grids joint venture – – – – 2 2
Certain other non-operational items 22 – – 1 42 65
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 75 23 12 1 7 118
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 6 1 7 (1) 20 33
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (17) (3) (7) (5) (9) (41)
Operational EBITA 599 266 224 60 (13) 1,136
Operational EBITA margin (%) 16.9% 16.4% 14.3% 8.2% n.a. 15.5%
(1)

Includes impairment of certain assets.
In the three months ended June 30, 2022, Certain other

non-operational items in the table above includes the following:
Three months ended June 30, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – 5 5
Business transformation costs
(1)
1 – – – 39 40
Other non-operational items 21 – – 1 (2) 20
Total 22 – – 1 42 65
(1)

Amounts

include ABB Way process transformation costs of $39 million for the three months ended June 30, 2022.

Q2 2022

FINANCIAL

INFORMATION
Three months ended June 30, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,406 1,850 1,540 832 (179) 7,449
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives (7) (14) 2 – – (19)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) – (5) – (1) (7)
Unrealized foreign exchange movements
on receivables (and related assets) 10 3 (1) 2 (1) 13
Operational revenues 3,408 1,839 1,536 834 (181) 7,436
Income (loss) from operations 549 303 190 74 (22) 1,094
Acquisition-related amortization 29 13 1 21 – 64
Restructuring, related and
implementation costs 4 4 10 – – 18
Changes in obligations related to
divested businesses – – – – 4 4
Changes in pre-acquisition estimates 2 – – – – 2
Gains and losses from sale of businesses 1 (1) (13) – 1 (12)
Acquisition- and divestment-related expenses
and integration costs 12 4 3 – 1 20
Other income/expense relating to the

Power Grids joint venture – – – – 2 2
Certain other non-operational items (9) 1 2 – (80) (86)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 4 (2) 2 – 4 8
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) 1 (2) (1) (4) (7)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 1 2 (1) 2 2 6
Operational EBITA 592 325 192 96 (92) 1,113
Operational EBITA margin (%) 17.4% 17.7% 12.5% 11.5% n.a. 15.0%
In the three months ended June 30, 2021, Certain other

non-operational items in the table above includes the following:
Three months ended June 30, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated) Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Certain other fair values changes,

including asset impairments
(10) – – – (86) (96)
Business transformation costs
(1)
1 – – – 18 19
Other non-operational items – 1 2 – (12) (9)
Total (9) 1 2 – (80) (86)
(1)

Amounts

include ABB Way process transformation costs of $18 million for the three months ended June 30, 2021.

Q2 2022

FINANCIAL

INFORMATION
Six months ended June 30, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 6,858 3,198 3,035 1,462 (337) 14,216
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 24 3 36 11 3 77
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 10 2 2 – 27 41
Unrealized foreign exchange movements
on receivables (and related assets) (22) (6) (7) (5) (11) (51)
Operational revenues 6,870 3,197 3,066 1,468 (318) 14,283
Income (loss) from operations 971 485 326 65 (403) 1,444
Acquisition-related amortization 61 15 2 40 1 119
Restructuring, related and
implementation costs
(1)
10 8 5 3 254 280
Changes in obligations related to
divested businesses – – – – (17) (17)
Changes in pre-acquisition estimates 1 – – (2) – (1)
Gains and losses from sale of businesses – 4 – – – 4
Acquisition- and divestment-related expenses

and integration costs 29 8 69 3 – 109
Other income/expense relating to the

Power Grids joint venture – – – – 37 37
Certain other non-operational items (8) – – 1 70 63
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 54 22 18 4 2 100
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 8 1 4 (1) 23 35
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (17) (3) (4) (4) (12) (40)
Operational EBITA 1,109 540 420 109 (45) 2,133
Operational EBITA margin (%) 16.1% 16.9% 13.7% 7.4% n.a. 14.9%
(1)

Includes impairment of certain assets.
In the six months ended June 30, 2022, Certain other non-operational items in the table above includes the following:
Six months ended June 30, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated) Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – 4 4
Certain other fair values changes,

including asset impairments
(31) – – – (3) (34)
Business transformation costs
(1)
2 – – – 64 66
Other non-operational items 21 – – 1 5 27
Total (8) – – 1 70 63
(1)

Amounts

include ABB Way process transformation costs of $64 million for the six months ended June 30, 2022.

Q2 2022

FINANCIAL

INFORMATION
Six months ended June 30, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 6,546 3,517 2,947 1,685 (345) 14,350
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives 22 13 14 5 4 58
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) – (7) (1) (1) (10)
Unrealized foreign exchange movements
on receivables (and related assets) (9) (5) (6) (5) (3) (28)
Operational revenues 6,558 3,525 2,948 1,684 (345) 14,370
Income (loss) from operations 989 568 337 156 (159) 1,891
Acquisition-related amortization 58 26 2 41 2 129
Restructuring, related and
implementation costs 21 5 13 5 9 53
Changes in obligations related to
divested businesses – – – – 6 6
Changes in pre-acquisition estimates 8 – – – – 8
Gains and losses from sale of businesses 4 (1) (13) – 1 (9)
Acquisition- and divestment-related expenses
and integration costs 18 7 4 – 1 30
Other income/expense relating to the

Power Grids joint venture – – – – 19 19
Certain other non-operational items (15) 1 2 – (62) (74)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 29 12 12 1 2 56
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) 1 (3) (1) (5) (9)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (8) (5) (7) (1) (7) (28)
Operational EBITA 1,103 614 347 201 (193) 2,072
Operational EBITA margin (%) 16.8% 17.4% 11.8% 11.9% n.a. 14.4%
In the six months ended June 30, 2021, Certain other non-operational items in the table above includes the following:
Six months ended June 30, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated) Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – 2 2
Certain other fair values changes,

including asset impairments
(19) – – – (95) (114)
Business transformation costs 4 – – – 35 39
Other non-operational items – 1 2 – (4) (1)
Total (15) 1 2 – (62) (74)
(1)

Amounts

include ABB Way process transformation costs of $33 million for the six months ended June 30, 2021.

Q2 2022

FINANCIAL

INFORMATION
Net debt
Definition

Net debt
Net debt is defined as Total

debt less Cash and marketable securities.
Total debt
Total debt is the sum

of Short-term debt and current maturities of long-term

debt, and Long-term debt.
Cash and marketable securities
Cash and marketable securities is the sum of Cash and equivalents,

Restricted cash (current and non-current)

and Marketable securities and short-term
investments.
Reconciliation
($ in millions) June 30, 2022 December 31, 2021
Short-term debt and current maturities of long-term debt 2,830 1,384
Long-term debt 5,086 4,177
Total debt (gross debt) 7,916 5,561
Cash and equivalents 2,412 4,159
Restricted cash - current 23 30
Marketable securities and short-term investments 945 1,170
Restricted cash - non-current 301 300
Cash and marketable securities 3,681 5,659
Net debt (cash) 4,235 (98)
Net debt/Equity ratio
Definition

Net debt/Equity ratio
Net debt/Equity ratio is defined as Net debt divided by Equity.
Equity
Equity is defined as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
June 30, 2022 December 31, 2021
Total stockholders'

equity
12,586 15,957
Net debt (cash) (as defined above) 4,235 (98)
Net debt (cash) / Equity ratio 0.34 -0.01
Net debt/EBITDA ratio
Definition

Net debt/EBITDA ratio
Net debt/EBITDA ratio is defined as Net debt divided by

EBITDA.
EBITDA
EBITDA is defined as Income from operations for the trailing twelve months preceding the balance sheet date before depreciation and amortization for the same
trailing twelve-month period.

Reconciliation
($ in millions, unless otherwise indicated)
June 30, 2022 June 30, 2021
Income from operations for the three months ended:
June 30, 2022 / 2021 587 1,094
March 31, 2022 / 2021 857 797
December 31, 2021 / 2020 2,975 578
September 30, 2021 / 2020 852 71
Depreciation and Amortization for the three months

ended:
June 30, 2022 / 2021 207 230
March 31, 2022 / 2021 210 227
December 31, 2021 / 2020 216 229
September 30, 2021 / 2020 220 231
EBITDA

6,124 3,457
Net debt (as defined above) 4,235 2,259
Net debt / EBITDA 0.7 0.7

Q2 2022

FINANCIAL

INFORMATION
Net working capital as a percentage of revenues
Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the

trailing twelve months.
Net working capital
Net working capital is the sum of (i) receivables, net, (ii) contract assets, (iii) inventories, net, and (iv) prepaid expenses; less

(v) accounts payable, trade, (vi)
contract liabilities, and (vii) other current liabilities (excluding primarily:

(a) income taxes payable, (b) current derivative

liabilities, (c) pension and other employee
benefits, (d) payables under the share buyback program, (e)

liabilities related to certain other restructuring-related activities and (f) liabilities related to the
divestment of the Power Grids business); and including the amounts related to these accounts which have been presented as either assets or liabilities held for
sale but excluding any amounts included in discontinued operations

.
Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant

balance sheet date adjusted
to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions

which were completed in the same trailing
twelve-month period.
Reconciliation
($ in millions, unless otherwise indicated)
June 30, 2022 June 30, 2021
Net working capital:
Receivables, net
(1)
6,960 7,113
Contract assets 965 1,087
Inventories, net 5,595 4,700
Prepaid expenses 262 229
Accounts payable, trade (4,805) (4,708)
Contract liabilities (2,141) (1,846)
Other current liabilities
(2)
(3,173) (3,324)
Net working capital 3,663 3,251
Total revenues for the three months

ended:
June 30, 2022 / 2021 7,251 7,449
March 31, 2022 / 2021 6,965 6,901
December 31, 2021 / 2020 7,567 7,182
September 30, 2021 / 2020 7,028 6,582
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments (213) –
Adjusted revenues for the trailing twelve months 28,598 28,114
Net working capital as a percentage of revenues (%) 12.8% 11.6%
(1)

Amount excludes receivables related to sales of investments outstanding at June 30, 2021.
(2)

Amounts exclude $1,104 million and $705 million at June 30, 2022 and 2021, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, (d) payables under the share buyback program, (e) liabilities related to certain restructuring-related activities and (f) liabilities related to the divestment of the Power Grids business.

Q2 2022

FINANCIAL

INFORMATION
Free cash flow conversion to net income
Definition
Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as free cash flow divided by Adjusted net income attributable to

ABB.
Adjusted net income attributable to ABB
Adjusted net income attributable to ABB is calculated as net income attributable to ABB adjusted for: (i) impairment of

goodwill, (ii) losses from extinguishment of
debt, and (iii) gains arising on the sale of both the Mechanical

Power Transmission Division (Dodge) and Power

Grids business, the latter being included in
discontinued operations.
Free cash flow
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property,

plant and equipment and intangible assets, and

(ii)
proceeds from sales of property,

plant and equipment.
Free cash flow for the trailing twelve months
Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the

relevant balance sheet date.
Net income for the trailing twelve months
Net income for the trailing twelve months includes net income recorded by ABB (as adjusted) in the twelve months

preceding the relevant balance sheet date.
Free cash flow conversion to net income
Twelve months to
($ in millions, unless otherwise indicated)
June 30, 2022 December 31, 2021
Net cash provided by operating activities – continuing

operations
1,973 3,338
Adjusted for the effects of continuing operations:
Purchases of property, plant and

equipment and intangible assets
(865) (820)
Proceeds from sale of property, plant and

equipment
136 93
Free cash flow from continuing operations 1,244 2,611
Net cash provided by (used in) operating activities – discontinued

operations
(40) (8)
Free cash flow 1,204 2,603
Adjusted net income attributable to ABB
(1)
2,132 2,416
Free cash flow conversion to net income 56% 108%
(1)

Adjusted net income attributable to ABB for the year ended December 31, 2021, is adjusted to exclude the gain on the sale of Dodge of $2,195 million and reductions to the gain on the sale of Power Grids of $65 million.
Reconciliation of the trailing twelve months to

June 30, 2022
Continuing operations Discontinued operations
($ in millions)
Net cash
provided by
continuing
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds
from sale of
property, plant
and equipment
Net cash
provided by
(used in)
discontinued
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds
from sale of
property, plant
and equipment
Adjusted net
income
attributable

to ABB
(1)
Q3 2021 1,119 (166) 13 (15) – – 657
Q4 2021 1,033 (361) 57 (13) – – 478
Q1 2022 (564) (187) 35 (9) – – 609
Q2 2022 385 (151) 31 (3) – – 388
Total for the trailing
twelve months to
June 30, 2022 1,973 (865) 136 (40) – – 2,132
(1)

Adjusted net income attributable to ABB for Q3 and Q4 of 2021 as well as Q1 and Q2 of 2022,

is adjusted to exclude reductions to the gain on the sale of Power Grids of $5 million,
$33 million, $5 million and $9 million, respectively.

In addition, Q4 2021 is also adjusted to exclude the gain on the sale of Dodge of $2,195 million.

Q2 2022

FINANCIAL

INFORMATION
Net finance expenses

Definition

Net finance expenses is calculated as Interest and dividend income less Interest and other finance expense.
Reconciliation
Six months ended June 30, Three months ended June 30,
($ in millions)
2022 2021 2022 2021
Interest and dividend income 33 26 20 15
Interest and other finance expense (62) (91) (40) (36)
Net finance expenses (29) (65) (20) (21)
Book-to-bill ratio
Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.
Reconciliation
Six months ended June 30,
2022 2021
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 8,434 6,858 1.23 7,224 6,546 1.10
Motion 4,281 3,198 1.34 3,864 3,517 1.10
Process Automation 3,511 3,035 1.16 3,211 2,947 1.09
Robotics & Discrete Automation 2,417 1,462 1.65 1,809 1,685 1.07
Corporate and Other

(incl. intersegment eliminations)
(463) (337) n.a. (363) (345) n.a.
ABB Group 18,180 14,216 1.28 15,745 14,350 1.10
Three months ended June 30,
2022 2021
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 4,037 3,531 1.14 3,693 3,406 1.08
Motion 2,079 1,626 1.28 1,947 1,850 1.05
Process Automation 1,819 1,529 1.19 1,555 1,540 1.01
Robotics & Discrete Automation 1,109 732 1.52 968 832 1.16
Corporate and Other

(incl. intersegment eliminations)
(237) (167) n.a. (174) (179) n.a.
ABB Group 8,807 7,251 1.21 7,989 7,449 1.07

Q2 2022

FINANCIAL

INFORMATION
—
ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel:

+41 (0)43

317 71
11
www.abb.com

April 1 — June 30, 2022
ABB Ltd announces that the following

members of the Executive Committee

or Board of Directors of ABB

have purchased,
sold or been granted ABB’s registered shares, call options

and warrant appreciation rights (“WARs”), in the following amounts:
Name Date Description Received * Purchased Sold Price
Timo Ihamuotila May 16, 2022 Share 38,594
CHF
28.31
Tarak Mehta May 16, 2022 Share 34,937
CHF
28.31
Peter Terwiesch May 16, 2022 Share 32,500
CHF
28.31
Morten Wierod May 16, 2022 Share 43,752
CHF
28.31
Sami Atiya May 16, 2022 Share 39,001
CHF
28.31
Peter Voser May 02, 2022 Share 18,296
CHF
31.16
Gunnar Brock May 02, 2022 Share 2,026
CHF
31.16
David Constable May 02, 2022 Share 1,964
CHF
31.16
Frederico Curado May 02, 2022 Share 4,075
CHF
31.16
Lars Förberg May 02, 2022 Share 4,870
CHF
31.16
Jennifer Xin-Zhe Li May 02, 2022 Share 1,986
CHF
31.16
Geraldine Matchett May 02, 2022 Share 2,647
CHF
31.16
David Meline May 02, 2022 Share 2,456
CHF
31.16
Satish Pai May 02, 2022 Share 1,872
CHF
31.16
Jacob Wallenberg May 02, 2022 Share 2,763
CHF
31.16
Key:
* Received instruments were delivered

as part of the ABB Ltd Director’s or

Executive Committee Member’s

compensation as compensation

for foregone
benefits

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed

on
its behalf by the undersigned, thereunto

duly authorized.
ABB LTD
Date: July 21, 2022. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: July 21, 2022. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance